





2006 Annual Report



BREAKWATER
RESOURCES LTD

Myra Falls
Myra Falls is an underground mine located in Strathcona-Westmin Provincial Park in central Vancouver Island, British Columbia. The mine is linked to the port of Campbell River by a 90 km paved road.

Langlois
The Langlois mine is an underground mine located 47 kilometres north-east of Lebel-sur-Quévillon and 213 kilometres north of Val d'Or. The mine includes a 2,500 tonne per day concentrator and related infrastructure.



Bouchard-Hébert
The Bouchard-Hébert mill is being left in place pending the results of exploration activities in the immediate vicinity or elsewhere in the Company's properties.

Bougrine
The Bougrine mill is being left in place pending the results of exploration activities in the immediate vicinity or elsewhere in the Company's properties.

El Mochito
The El Mochito mine, located in Honduras, Central America, is in its fifty-seventh year of production.

El Toqui
The El Toqui mine is located in Chile approximately 1,200 kilometres south of Santiago.

Breakwater Resources Ltd.
is a Canadian-based company engaged in the acquisition, exploration, development and mining of base metal deposits in the Americas and North Africa. Breakwater is focused on building a world-class diversified mining company.


BREAKWATER
RESOURCES LTD

Message to Shareholders

In April of last year I began my message to shareholders with a sampling of headlines and quotations from various publications like the Metals Insider, Dow Jones, Economic Times (India) and Bloomberg which trumpeted the performance of zinc and its prospects for the short to medium term. The markets certainly delivered and, in combination with the fast tracking of Langlois, excellent results at El Mochito and El Toqui, steady progress at Myra Falls, resulted in a break-out year for Breakwater. One year ago, we reported to you that the Company had earned a little over $14 million, on average, realized zinc prices of just under $1,300 per tonne. In 2006, net earnings were over 11 times greater at $156 million on average, realized zinc prices of $3,200 per tonne, a remarkable year. On April 13, 2006 I reported that the price stood at US$1.40 per pound of zinc and that inventories on the London Metal Exchange (LME) totaled 273,225 tonnes. Yesterday, March 12, 2007 the official cash price for zinc on the LME was US$1.47 with a total of 92,075 tonnes of refined zinc sitting in LME warehouse inventories after reaching a high of US$2.09 per pound with LME warehouse inventories touching a low of 84,025 in the first week of December 2006.

Despite being over 8,000 tonnes higher than the low reached in December 2006, global refined zinc inventories remain critically low. Analysts variously estimate that the global refined zinc market will either be in balance or in marginal deficit this year. Consequently, we believe prices for refined zinc will remain well above historical averages this year and into 2008.

We intend to take maximum advantage of this environment by optimizing our assets through the right investments in capital infrastructure and exploration. Breakwater's business plan remains simple and focused. We will invest in capital projects to increase the productivity, efficiency and effectiveness of our operations. As noted above, we will increase our investment in overall exploration and we will acquire value added projects or assets. We will do this while maintaining production costs that will sustain the Company through most market conditions.

"In 2006, net earnings were over 11 times greater at $156 million..."

Our plan in 2007 is to spend $94.3 million on the development of Langlois and its satellite deposit, Grevet B, and on improvements to the El Mochito, Myra Falls, and El Toqui mines. Additionally, we plan to spend $27.0 million on exploration at our sites with the objective of substantially increasing the mineral reserves and mineral resources. These increased, planned expenditures reflect recent successes in target identification and address past under-investment in the Company's highly perspective properties. As always, we will continue to look at all alternatives to grow value for the shareholder.

Looking ahead to the balance of 2007 and into 2008, we continue to see a strong zinc market as inventories continue to decline or stabilize at these low levels. While the markets will certainly not be without volatility, we expect that, with our well managed and professionally staffed operations and a seasoned management team that is dedicated to the success and future growth of the Company, we will be well positioned to enjoy robust markets for several years. It is through the efforts of our employees, combined with the support of our shareholders, that will enable us to continue to operate safe and profitable mines and expand our operations in a prudent manner. We wish to thank our employees and shareholders for this continued support.

> "We intend to take maximum advantage of this environment by optimizing our assets..."

George E. Pirie

President and Chief Executive Officer

March 13, 2006

2006 Highlights

(Canadian $ millions except share and per share numbers)	Years ended December 31, 2006	2005 (restated)
Financial		
Net revenue	324.4	207.6
Net earnings	156.5	14.0
Basic earnings per Common Share	0.41	0.04
Diluted earnings per Common Share	0.37	0.04
Net cash provided by operating activities	158.5	18.7
Capital expenditures	75.7	35.6
Basic weighted-average number of Common Shares outstanding *(000's)*	383,748	369,190
Number of Common Shares outstanding *(000's)*	385,646	380,917
Balance Sheet Data		
Cash and cash equivalents	81.4	18.7
Working capital	109.8	44.4
Total assets	509.3	342.6
Total debt	2.7	19.7
Shareholders' equity	308.6	148.2
Operational *(000's)*		
Ore milled (tonnes)	2,003.9	2,468.6
Concentrate production		
Zinc (tonnes)	209.1	268.7
Copper (tonnes)	21.9	35.4
Lead (tonnes)	17.3	28.7
Gold (tonnes)	4.3	4.1
Metal in concentrates		
Zinc (tonnes)	107.1	141.3
Copper (tonnes)	5.1	8.1
Lead (tonnes)	11.8	19.2
Silver (ounces)	2,721.7	3,059.9
Gold (ounces)	57.2	76.0
Total Cash Costs Per pound payable zinc sold (US$)	**0.65**	**0.39**

Reserves and Resources

	December 31, 2006						December 31, 2005					
	Tonnes *(000's)*	Zn (%)	Pb (%)	Cu (%)	Ag (g/t)	Au (g/t)	Tonnes *(000's)*	Zn (%)	Pb (%)	Cu (%)	Ag (g/t)	Au (g/t)
Proven and Probable Reserves												
Myra Falls	6,134	5.7	0.5	1.0	41	1.2	6,000	6.4	0.5	1.1	46	1.3
El Mochito	2,899	6.1	2.7	–	89	–	2,413	6.6	2.2	–	87	–
El Toqui	2,869	8.2	–	–	–	1.3	2,591	7.8	–	–	–	2.1
Langlois	3,658	10.1	–	0.8	49	0.1	3,323	10.8	–	0.8	52	0.1
Total	**15,560**	**7.3**	–	–	–	–	**14,327**	**7.7**	–	–	–	–
Measured and Indicated Resources*												
Myra Falls	7,224	7.2	0.6	1.2	55	1.7	8,647	7.8	0.7	1.4	64	1.8
El Mochito	3,199	6.7	2.8	–	97	–	3,195	8.2	2.8	–	111	–
El Toqui	3,597	8.9	–	–	–	1.3	3,420	8.4	–	–	–	1.9
Langlois	5,699	10.7	–	0.8	51	0.1	4,981	11.1	–	0.8	54	0.1
Total	**19,719**	**8.4**	–	–	–	–	**20,243**	**8.8**	–	–	–	–
Inferred Resources												
Myra Falls	4,341	6.9	0.8	1.0	81	2.0	2,419	4.8	0.6	0.9	45	1.4
El Mochito	2,480	5.7	2.3	–	75	–	2,174	7.2	4.3	–	131	–
El Toqui	4,626	8.5	–	–	–	0.5	3,012	7.9	–	–	–	0.5
Langlois	1,808	8.8	–	0.5	39	0.1	1,255	9.7	–	0.5	40	0.1
Total	**13,345**	**7.5**	–	–	–	–	**8,860**	**7.1**	–	–	–	–

*Includes proven and probable reserves but excludes inferred resources.

Reserves and Resources

On February 22, 2007, the Company released its 2006 mineral reserve and mineral resource statement to the public and this excerpt should be read in conjunction with that news release.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This management's discussion and analysis of financial condition and results of operations ("MD&A") of Breakwater Resources Ltd. (the "Company") should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2006, and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Unless otherwise indicated, this MD&A has been prepared as of March 21, 2007. The reporting currency is Canadian dollars and all amounts disclosed are in Canadian dollars unless otherwise indicated. Unless the context indicates otherwise, a reference to the "Company" in this MD&A means Breakwater Resources Ltd. and its subsidiaries and other entities owned or controlled, directly or indirectly, by the Company.

The Company is a mining, exploration and development company which produces zinc, copper, lead and gold concentrates. During 2006, the Company's concentrate production was derived from mines located in Canada, Chile and Honduras. The Company also owns base metal and gold exploration properties in Canada, Honduras, Tunisia and Chile. The Bouchard-Hébert mine, located in Canada, was closed in February 2005 and the Bougrine mine, located in Tunisia, was closed in September 2005. Both the Bouchard-Hébert and the Bougrine mines were closed due to the depletion of mineral reserves. The closure of the Bouchard-Hébert and Bougrine mines in 2005 affect all aspects of the Company's financial results which makes comparisons between years difficult.

HIGHLIGHTS

- The Company realized net earnings of $156.5 million or $0.41 per share in 2006 compared with $14.0 million or $0.04 per share in 2005, a $142.5 million increase
- The contribution from mining activities was $168.5 million in 2006 compared with $29.6 million in 2005
- Net cash provided by operating activities increased by $139.8 million to $158.5 million in 2006 and was primarily used for $75.7 million of capital expenditures and $16.6 million of debt repayment
- At December 31, 2006, cash and cash equivalents were $81.4 million and total debt was $2.7 million
- Gross sales revenue increased by 44.5% to $452.2 million in 2006 from $313.0 million in 2005
- Development of the Langlois mine is on track to commence commercial production by mid-2007
- Mineral reserves at Langlois increased by 10% and mineral resources increased by 14% through the addition of the Grevet B deposit
- Exploration success at Langlois prompted the Company to stake an additional 4,000 hectares surrounding the Company's land package
- Development of El Toqui's Concordia deposit is on track and production is anticipated by mid-2007
- On the Coulon joint venture with Virginia Mines Inc., exploration carried out during 2006 led to the discovery of two new significant polymetallic lenses, bringing the total known lenses to five, and confirmed the vertical continuity of lens 9-25 to a depth of 365 metres

Reserves and Resources

On February 22, 2007, the Company released its 2006 mineral reserve and mineral resource statement to the public. References in this MD&A to 2006 mineral reserves and resources should be read in conjunction with that news release.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as at December 31, 2006.

OUTLOOK

In 2007, the Company plans to:

- Invest in capital projects to increase the productivity, efficiency and effectiveness of the Company's operations
- Substantially increase the investment in overall exploration
- Advance mine exploration and development to significantly increase reserves and resources, both quantitatively and qualitatively, specifically at Langlois and El Toqui
- Commence commercial production at the Langlois mine and Concordia deposit
- Acquire value added projects or assets

The Company's projected payable metals production for 2007 is:

Zinc	121,700 tonnes
Copper	8,000 tonnes
Lead	12,500 tonnes
Silver	2,002,000 ounces
Gold	43,000 ounces

These projections are based on the following:

	Myra Falls	El Mochito	El Toqui	Langlois[1]	All Operations
Ore Milled (tonnes)	856,000	607,000	537,000	394,000	2,394,000
Zinc (%)	5.9	5.9	6.8	9.0	6.6
Copper (%)	1.0	N/A	N/A	0.5	N/A
Lead (%)	0.5	1.9	0.7	N/A	N/A
Gold (g/t)	1.3	N/A	2.2	N/A	N/A
Silver (g/t)	48.2	84.6	18.6	N/A	N/A
Payable Metal					
Zinc (tonnes)	38,100	27,500	27,800	28,300	121,700
Copper (tonnes)	6,700	N/A	N/A	1,300	8,000
Lead (tonnes)	900	8,900	2,700	N/A	12,500
Silver (ounces)	659,000	1,121,000	101,000	121,000	2,002,000
Gold (ounces)	17,000	N/A	26,000	N/A	43,000

(1) Includes both pre-production and commercial production at Langlois.

Capital Expenditures

Capital expenditures for the Company's operations are planned to be $94.3 million in 2007. Of this amount, the bulk of funds are related to the development of Langlois and the satellite Grevet B deposit, improvements to the El Mochito and Myra Falls mines and upgrading mobile equipment at all the operations.

Capital Expenditures *($ millions)*	**2007 Projection**
Myra Falls	18.7
El Mochito	21.5
El Toqui	14.8
Langlois	39.3
Total Capital	**94.3**

Exploration

It is expected that the Company will spend $27.0 million on exploration expenditures in 2007 with the objective of substantially increasing the proven and probable mineral reserves at Langlois and El Toqui and the mineral resources (both measured and indicated and inferred) at El Mochito and Myra Falls as well as advancing a number of greenfield exploration targets. The breakdown of exploration expenditures is set forth in the following table.

($ millions)	
El Toqui	10.7
Langlois	6.2
Myra Falls	3.7
El Mochito	3.2
Tunisia	0.5
Bouchard-Hébert	0.2
Others	2.5
Exploration Expenditures	**27.0**

Reclamation Expenditures

Cash required for reclamation work in 2007 is expected to be $5.6 million, significantly less than in 2006 as the bulk of the work at the Company's closed sites has been completed.

SENSITIVITY TO METAL PRICES, ZINC SMELTER TREATMENT CHARGES AND EXCHANGE RATES

The Company's cash flow and net earnings are sensitive to the price of zinc, smelter treatment charges for zinc and the US$/C$ exchange rate. The following table provides the Company's estimates of the sensitivity of cash flow to changes in the various metal prices, smelter treatment charges for zinc and US$/C$ exchange rate movements based on projections for 2007. The Company's projection for 2007 is based on a US$/C$ exchange rate of $0.91/$1.00. The sensitivity table assumes that all other prices and/or the exchange rate are held constant.

Variable		Change	Sensitivity ($000's)
Zinc	US$	0.01/pound	2,100
Lead	US$	0.01/pound	200
Copper	US$	0.01/pound	200
Silver	US$	0.10/ounce	200
Gold	US$	10/ounce	400
Exchange rate	US$	0.01/C$1.00	3,300
Zinc smelter treatment charges		5%	3,800

SELECTED ANNUAL INFORMATION

Statement of Operations and Retained Earnings (Deficit) and Statement of Cash Flows Data	Years ended December 31,		
($ millions except for share and per share numbers)	2006	2005	2004
Gross sales revenue	452.2	313.0	240.3
Treatment and marketing costs	127.8	105.4	81.9
Net revenue	324.4	207.6	158.4
Total operating costs	155.9	178.0	129.9
Contribution from mining activities	168.5	29.6	28.5
Net earnings	156.5	14.0	3.3
Basic earnings per Common Share	0.41	0.04	0.01
Diluted earnings per Common Share	0.37	0.04	0.01
Net cash provided by operating activities	158.5	18.7	22.0
Capital expenditures	75.7	35.6	25.6
Basic weighted-average number of Common Shares outstanding *(000's)*	383,748	369,190	353,508
Number of Common Shares outstanding *(000's)*	385,646	380,917	363,156

Balance Sheet Data	As at December 31,	
($ millions)	2006	2005
Cash and cash equivalents	81.4	18.7
Working capital	109.8	44.4
Total assets	509.3	342.6
Total debt	2.7	19.7
Total long-term liabilities	113.1	121.9
Shareholders' equity	308.6	148.2

CHANGE IN ACCOUNTING POLICY

In the fourth quarter of 2006, the Company changed its accounting policy for exploration expenditures. Under the new policy, which has been retroactively applied, all exploration expenditures are expensed as incurred until the mineral deposit is deemed commercially recoverable, at which time all subsequent development costs are capitalized. The Company believes this policy provides more reliable and relevant information aligning the Company's policy with a significant majority of large and mid-size mining companies globally and therefore will make peer and industry comparisons easier. Also see notes 1 and 2 to the consolidated financial statements.

STATEMENT OF OPERATIONS REVIEW - 2006 AND 2005

Gross Sales Revenue

Gross sales revenue from the sale of zinc, copper, lead, and gold concentrates increased by 44% to $452.2 million. Higher metal prices accounted for this increase, which was partially offset by decreased concentrate sales - 261,749 tonnes in 2006 compared with 367,630 tonnes in 2005, a stronger Canadian dollar and hedging losses of $4.3 million (2005 - $2.9 million). The lower tonnage of concentrate sold in 2006 was due to the closure of the Bouchard-Hébert and Bougrine mines in 2005 and lower concentrate sales from all other operations.

Sales of concentrate fluctuate period to period due to production levels, shipping volumes, ship schedules, price determination terms, and risk and title transfer terms with the Company's various customers. The recognition of sales can be as much as six months after the date of concentrate production. The Company's sales are primarily denominated in United States dollars ("US$").

Gross Sales Revenue by Metal *($ millions)*	2006	2005
Zinc (US$)	300.4	156.0
Copper (US$)	39.3	39.2
Lead (US$)	13.7	23.5
Gold (US$)	23.5	23.1
Silver (US$)	21.3	18.1
Hedging mark-to-market and other	(0.2)	(2.5)
Total gross sales revenue (US$)	**398.0**	**257.4**
Realized exchange rate (C$/US$) yearly average	1.1362	1.2159
Total gross sales revenue (C$)	**452.2**	**313.0**

Sales by Concentrate *(tonnes)*	2006	2005
Zinc	217,346	273,267
Copper	25,120	52,441
Lead	16,556	40,685
Gold	2,727	1,237
Total	**261,749**	**367,630**

Sales by Payable Metal	2006	2005
Zinc (tonnes)	93,897	120,330
Copper (tonnes)	5,442	11,059
Lead (tonnes)	10,611	23,959
Gold (ounces)	42,210	51,720
Silver (ounces)	2,070,612	2,505,126

Realized Prices	2006	2005
Zinc (US$/tonne)	3,199	1,297
Copper (US$/tonne)	7,217	3,543
Lead (US$/tonne)	1,297	983
Gold (US$/ounce)	559	445
Silver (US$/ounce)	10.28	7.22

Average LME Metal Prices & Foreign Exchange Rate	2006	2005
Zinc (US$/tonne)	3,275	1,381
Copper (US$/tonne)	6,720	3,678
Lead (US$/tonne)	1,289	975
Gold (US$/ounce)	605	445
Silver (US$/ounce)	11.57	7.32
Exchange rate (C$/US$) yearly average	1.1341	1.2111

The Company has a relatively conservative revenue recognition policy which, among other things, requires final pricing of concentrate inventories prior to recognition of revenue. Using commodity prices and exchanges rates prevailing at December 31, 2006, the following schedule provides details regarding inventories shipped but not recognized for revenue purposes and the related provisional payments.

	Concentrate (DMT)	Net smelter return ($000's)	Inventory value ($000's)	Earnings before taxes ($000's)	Provisional payments ($000's)	Weighted-average months to settlement
Zinc	19,489	25,443	10,689	14,754	23,551	1.3
Copper	5,652	10,429	8,506	1,923	–	3.0
Gold	358	2,437	1,050	1,387	695	1.1
	25,499	**38,309**	**20,245**	**18,064**	**24,246**	

As at December 31, 2005, the Company estimated that inventories shipped but not recognized for revenue purposes had earnings before tax of $7.3 million consisting of $31.2 million of net smelter return less $23.9 million of inventory value.

The Company periodically hedges against fluctuations in metal prices and foreign exchange rates with the use of forward sales or options. The Company has not applied hedge accounting historically; therefore, mark-to-market gains or losses have been included in gross sales revenue at the end of each period. The Company did not have any commodity or foreign exchange hedges as at December 31, 2006. At December 31, 2005, the Company had 1,050,000 ounces of silver call options with an average strike price of US$7.50 per ounce maturing from January to June 2006 and had 25,000 ounces of gold call options with an average strike price of US$455 per ounce maturing in December 2006.

Net Revenue

Net revenue, the value of concentrates sold after deducting treatment charges and freight and marketing costs, increased by 56% to $324.4 million in 2006 from $207.6 million in 2005. Total treatment charges, the amount paid to smelters for refining concentrates to produce metal, and shipping and marketing costs were 21% higher at $127.8 million in 2006 compared with $105.4 million in 2005. On a per tonne of concentrate sold basis, total treatment charges increased to $488 per tonne in 2006 compared with $287 per tonne in 2005.

Direct Operating Costs

Direct operating costs were 7% lower in 2006 at $134.6 million compared with $144.3 million in 2005, as 29% fewer tonnes of concentrate were sold and the average cost per tonne of concentrate sold increased to $514 in 2006 from $393 in 2005. The increase in the average direct operating cost per tonne sold was due to the closure of the lower cost Bougrine and Bouchard-Hébert mines in 2005 and significant increases in direct operating costs per tonne at Myra Falls and El Mochito partially offset by a decrease in direct operating costs per tonne sold at El Toqui.

Direct Operating Costs	2006			2005		
	Aggregate *($ millions)*	Concentrate sold *(tonnes)*	Cost per tonne *($)*	Aggregate *($ millions)*	Concentrate sold *(tonnes)*	Cost per tonne *($)*
Myra Falls	83.9	111,603	751	67.1	116,139	578
El Mochito	31.8	95,272	333	29.8	103,066	289
El Toqui	18.9	54,874	345	22.2	59,355	374
Bougrine	0.0	0	–	14.8	58,255	254
Bouchard-Hébert	0.0	0	–	10.4	30,815	337
Total	**134.6**	**261,749**	**514**	**144.3**	**367,630**	**393**

The total cash cost per pound of payable zinc sold, which includes all mine site cash costs, treatment charges, ocean freight and other marketing costs, net of by-product credits, was US$0.65 in 2006 compared with US$0.39 in 2005 (see non-GAAP reconciliation). The increase was primarily due to unfavourable movements in treatment and marketing costs, the foreign exchange rate, Myra Falls direct operating costs per tonne, and pounds of zinc sold partially offset by higher by-product credits and reduced aggregate direct operating costs at other operations.

Depreciation and Depletion

Depreciation and depletion decreased by $4.0 million to $17.6 million primarily due to reduced depreciation and amortization related to the Bougrine and Bouchard-Hébert mines which were closed in 2005.

Reclamation and Closure Costs

Reclamation and closure costs in 2006 were $3.7 million compared with $12.1 million in 2005. These costs include the accretion of the Company's estimated future reclamation obligations and adjustments to reclamation obligations at closed mines where better information has caused the Company to revise its previous estimates. In 2005, $8.1 million of adjustments were made to the obligations related to the Nanisivik mine as the work required was significantly more than originally anticipated.

Other Expenses (Income)

Other expenses (income) in 2006 increased by $3.1 million to $12.9 million. The increase in other expense (income) was primarily due to: increased general and administrative and interest and financing expenses; partially offset by increased investment and other income.

Exploration Expenditures

Exploration expenditures in 2006 increased by $7.1 million to $10.0 million compared with $2.9 million in 2005. These increased expenditures reflect recent successes in target identification and a strategic effort to address past underinvestment in exploration of the Company's assets.

Other Non-Producing Property (Income) Costs

Other non-producing property income of $9.6 million for the year ended December 31, 2006 includes: (i) a gain on sale of $13.8 million on disposal of the Caribou and Restigouche mines on August 1, 2006 to Blue Note Metals Inc. ("Blue Note"); and, (ii) a charge of $1.3 million to settle a claim against the Company by Kalwea Financial Corp., BVI. Under the terms of the agreement, Blue Note replaced the Company's reclamation deposit of $5.9 million and issued to the Company a $15.0 million unsecured subordinated convertible debenture with a maturity of five years. The Company will also receive a 1 to 2% net smelter return royalty payable quarterly on zinc metal production provided the average price of zinc as determined by the London Metal Exchange is above US$0.65 per pound.

In addition to the amounts in (i) and (ii) noted above, $2.9 million (2005 - $9.0 million) of care and maintenance and holding costs were incurred in 2006 and related to the Caribou, Bougrine and Bouchard-Hébert mines. In 2005, other non-producing property costs of $9.0 million related to the Bouchard-Hébert, Nanisivik, Caribou, Bougrine and Langlois mines.

Due to the depletion of mineral reserves, the Company closed the Nanisivik, Bouchard-Hébert and Bougrine mines in September 2002, February 2005 and September 2005 respectively. Prior to November 2005, the Langlois mine was on a care and maintenance basis.

Income and Mining Taxes (Recovery) Provision

Income and mining taxes recovery decreased to $1.3 million in 2006 compared with $7.0 million in 2005. The $5.7 million decrease in income and mining tax recovery in 2006 compared with 2005 was primarily due to increased tax provisions at El Mochito and El Toqui, partially offset by an income tax recovery for Myra Falls. During the year, the Company determined that the Myra Falls mine would generate future taxable income which will be offset by available loss carry forwards. As a result, the Company set up a future income tax asset of $27.0 million and recorded a corresponding income tax recovery. This determination was based on the Company's five-year operating and capital plan and used the forward metal prices. This income tax asset will be drawn down and charged to income as actual taxable income is earned.

LIQUIDITY AND FINANCIAL POSITION REVIEW

Working Capital

Working capital at the end of 2006 was $109.8 million compared with $44.4 million at the end of 2005, an increase of $65.4 million.

Current Assets

Total current assets increased by $80.5 million to $197.4 million as at December 31, 2006 compared with December 31, 2005. The main components of current asset changes were as follows:

- Cash and cash equivalents increased by $62.7 million reflecting improved cash flow generated by stronger metal prices
- Accounts receivable - concentrate increased by $9.7 million primarily due to a greater volume of production shipped in late 2006 for which revenue was recognized but final payments had not yet been received compared with December 31, 2005
- The current portion of future income tax assets increased by $8.2 million primarily due to the set up of a $13.6 million current future income tax asset for the Myra Falls mine (long-term portion $13.4 million) partially offset by a $5.5 million future tax asset drawdown at El Mochito

Current Liabilities

Current liabilities increased by $15.1 million to $87.6 million at December 31, 2006 compared with December 31, 2005. The main components of the current liabilities changes were as follows:

- Accounts payable increased by $10.3 million primarily due to amounts associated with the ongoing development at the Langlois mine
- Provisional payments for concentrate inventory shipped and not priced represent payments received for concentrate shipments that were not recognized as revenue. The balance as at December 31, 2006 was $24.2 million. Please refer to the table in Gross Sales Revenue section of this MD&A for additional details. The December 31, 2005 balance of $14.8 million was for payments for zinc concentrate shipments from the Myra Falls mine
- Short-term debt decreased by $12.4 million primarily due to the repayment of the gold loan outstanding at December 31, 2005
- Income and mining taxes payable increased by $9.6 million primarily due to full utilization of loss carry forwards at El Mochito and El Toqui mines resulting in tax provisions being required in 2006

Reclamation Deposits

At December 31, 2006, the Company had reclamation deposits of $13.5 million, an increase of $6.7 million from December 31, 2005. The increase was primarily due to $13.4 million of reclamation deposits held under a safe keeping agreement in support of reclamation requirements at Myra Falls entered into in the first quarter of 2006 partially offset by reimbursement of $5.9 million for reclamation deposits previously held as reclamation security on the Caribou and Restigouche mines which were sold in August 2006.

Long-term Investments

At December 31, 2006, long-term investments increased by $9.1 million to $14.7 million from $5.6 million at December 31, 2005. As part of the consideration received on the sale of the Caribou and Restigouche mines on August 1, 2006, the Company received a convertible debenture in Blue Note in the amount of $15.0 million which the Company valued at $9.1 million. At December 31, 2006 and 2005, also included in long-term investments was a $17.0 million convertible debenture of Taseko Mines Limited that is carried at a cost of $5.6 million which was the estimated fair value at the time of acquisition.

Restricted Promissory Note

The Company held restricted promissory notes at the end of 2006 and 2005 of $62.3 million. The balance consists of restricted promissory notes related to the Red Mile transactions[1] in 2004 and 2005. The interest earned and a portion of the principal of these restricted promissory notes will be used to meet the Company's royalty obligation.

Deferred Income

Deferred income of $6.3 million at December 31, 2006 consisted of (i) deferred indemnity agreement fees and prepaid interest income received in relation to the Red Mile transactions in 2004 and 2005 which will be taken into income over the lives of the two agreements (see note 11 to the 2006 audited consolidated financial statements) and (ii) a non-refundable royalty payment received on the sale of the Lapa properties in 2003 (US$1.0 million) which will be taken into revenue as earned when the Lapa properties are put into production.

Royalty Obligation

The royalty obligation of $62.5 million relates to the royalty amounts received from the 2004 and 2005 Red Mile transactions.

[1] For further information on the Red Mile transactions, please see the Company's most recent Annual Report filed on SEDAR or available at the Company's website at www.breakwater.ca

Total Debt

Total debt at December 31, 2006 was $2.7 million, a reduction of $17.0 million compared with $19.7 million at the end of 2005.

In the first and second quarters of 2006, the Company obtained loans of US$1.4 million and US$1.5 million to restructure certain gold forward and option positions. These loans were repaid in full in 2006. In August 2005, by way of a gold loan, the Company borrowed US$10.0 million. The gold loan had six scheduled principal repayments and, in August 2006, the final principal repayment was made. In May 2005, the Company entered into a concentrate prepayment contract with a customer whereby the Company received US$5.0 million against future deliveries of zinc concentrate. The Company elected to repay this concentrate prepayment contract in May 2006.

Reclamation and Closure Cost Accrual

Reclamation and closure costs represent the Company's obligation for reclamation and severance costs accrued for its mine sites. At December 31, 2006, total accrued reclamation and closure costs were $40.6 million compared with $50.3 million at December 31, 2005. Of the $40.6 million, $8.3 million is classified as current and is expected to be spent over the next 12 months at Nanisivik, Bouchard-Hébert, Bougrine and Myra Falls. The Company incurred expenditures of $7.4 million in reclamation and closure costs in 2006 compared with $25.2 million in 2005. As there is no law, regulation or contract in Honduras related to reclamation and closure costs, GAAP does not permit the Company to set up a liability for reclamation at the El Mochito mine.

Reclamation and Closure Cost Accrual at December 31, 2006 *($ millions)*	**Current**	**Long-term**	**Total**
Myra Falls	2.2	25.0	27.2
El Mochito	0.0	1.4	1.4
El Toqui	0.0	3.8	3.8
Langlois	0.0	1.3	1.3
Bouchard-Hébert	2.4	0.1	2.5
Nanisivik	2.3	0.4	2.7
Bougrine	1.4	0.3	1.7
Total	**8.3**	**32.3**	**40.6**

Future Income Tax Liabilities

As at December 31, 2006, future tax liabilities were $7.1 million, an increase of $5.2 million from December 31, 2005. The increase in future tax liabilities was primarily due to establishing an additional mining duties liability related to the Langlois mine.

Shareholders' Equity

Shareholders' equity at December 31, 2006 was $308.6 million compared with $148.2 million at December 31, 2005, an increase of $160.3 million primarily due to net earnings of $156.5 million in 2006.

Shareholders' Equity *($000's)*	Capital stock	Warrants	Contributed surplus	Retained earnings (deficit)	Cumulative translation adjustments	Total shareholders' equity
As at December 31, 2005	335,512	8,561	3,300	(189,663)	(9,495)	148,215
Reduction of stated capital	(169,628)	–	(3,300)	172,928	–	–
Value ascribed to options exercised under stock-based compensation	815	–	(815)	–	–	–
Employee share option plan - proceeds of options exercised	1,538	–	–	–	–	1,538
Employee share purchase plan	163	–	–	–	–	163
Exercise of warrants	190	–	–	–	–	190
Settlement of liability	848	–	–	–	–	848
Renunciation of flow-through share value	(2,345)	–	–	–	–	(2,345)
Stock-based compensation	–	–	1,608	–	–	1,608
Net earnings	–	–	–	156,530	–	156,530
Cumulative translation adjustments	–	–	–	–	1,806	1,806
As at December 31, 2006	**167,093**	**8,561**	**793**	**139,795**	**(7,689)**	**308,553**

At the annual and special meeting held on June 8, 2006, the shareholders approved a special resolution to reduce the stated capital of the Company by an amount of $172.9 million, which was equal to the accumulated deficit as at December 31, 2005 prior to the change in accounting policy. As a result, capital stock was reduced by $169.6 million, contributed surplus was reduced by $3.3 million and deficit was reduced by $172.9 million.

In 2006, the Company issued the following Common Shares: 2,804,899 following the exercise of employee share options; 173,823 pursuant to the Company's employee share purchase plan; 1,000,000 pursuant to warrants exercised; and, 750,000 in settlement of an outstanding lawsuit.

On March 2, 2007, Dundee Corporation ("Dundee") exercised 15,400,705 warrants to purchase 15,400,705 Common Shares at $0.20 per Common Share. On March 14, 2007, Dundee exercised 15,400,705 warrants to purchase 15,400,705 Common Shares at $0.20 per Common Share.

Capital Expenditures

The Company invested $75.7 million in mineral properties and fixed assets in 2006.

In 2006, the $39.5 million of capital expenditure at Langlois primarily consisted of: development and extraction of a bulk sample from the Grevet B deposit; drifting to access Zone 97; building and equipment; and other underground work partially offset by preproduction revenues.

Myra Falls' capital expenditures of $16.6 million in 2006 consisted primarily of: surface ramp advances; underground development; installation of a lead circuit; tailings dam construction; and information systems and telecommunication system upgrades.

In 2006, the $9.6 million of capital expenditures at El Mochito consisted primarily of: Soledad and Pozo Azul tailings pond construction and upgrades respectively; underground development; and equipment purchases.

El Toqui capital expenditures in 2006 of $8.4 million consisted primarily of: ramp development; Gekko intense leach reactor construction and installation; Concordia deposit development; deferred development; and capital equipment.

Financial Capability

With the existing working capital, the current metal prices and current US$/C$ exchange rate, the Company is well positioned to carry out its operating, capital, exploration and environmental programs in 2007. The Company's financial capability is sensitive to metal prices, smelter treatment charges and the US$/C$ exchange rate.

OPERATING REVIEW - YEARS ENDED DECEMBER 31, 2006 AND 2005

	Net revenue		Contribution (loss) from mining activities[1]		Depreciation, depletion, reclamation and closure costs		Capital expenditures[3]	
($ millions)	2006	2005	2006	2005	2006	2005	2006	2005
Myra Falls	142.6	79.1	48.3	2.4	10.4	9.5	16.6	17.8
El Mochito	116.6	56.0	78.4	19.8	6.4	6.3	9.6	8.0
El Toqui	69.5	30.6	47.4	5.1	3.1	4.6	8.4	5.2
Langlois[a]	0.0	0.0	(0.1)	(0.1)	0.1	0.1	39.5	5.2
Bougrine[b]	0.0	26.5	(0.2)	7.4	0.2	4.3	0.0	0.1
Bouchard-Hébert[c]	0.0	18.3	(0.4)	7.1	0.4	1.3	0.0	0.3
Nanisivik[d]	0.0	0.0	(0.2)	(8.6)	0.2	8.6	0.0	0.0
Other	(4.3)[2]	(2.9)[2]	(4.7)	(3.5)	0.4	0.6	1.6	0.0
Total	324.4	207.6	168.5	29.6	21.2	33.7	75.7	36.6

(1) After non-cash costs.
(2) Net realised from metal hedging activities.
(3) Includes assets under capital lease.

(a) First concentrate shipped November 2006.
(b) Closed September 2005.
(c) Closed February 2005.
(d) Remediation and closure on-going.

Production Results

Consolidated production is set forth in the following table.

	Year ended December 31		Fourth Quarter	
All Mines	2006	2005	2006	2005
Ore Milled (tonnes)	2,003,862	2,468,565	528,237	540,949
Zinc (%)	6.0	6.5	6.0	6.1
Concentrate Production (tonnes)				
Zinc	209,133	268,688	55,856	56,576
Copper	21,866	35,361	4,647	7,410
Lead	17,263	28,702	5,239	3,741
Gold	4,251	4,145	1,316	1,114
Metal in Concentrates				
Zinc (tonnes)	107,136	141,310	28,252	29,521
Copper (tonnes)	5,093	8,110	1,027	1,698
Lead (tonnes)	11,775	19,196	3,564	2,579
Silver (ounces)	2,721,676	3,059,914	698,628	758,008
Gold (ounces)	57,231	75,993	13,469	17,521

Aggregate production of zinc in concentrate in 2006 was 236.2 million pounds compared with 311.5 million pounds in 2005, a 24% reduction. The closure of the Bouchard-Hébert and the Bougrine mines in 2005 accounted for 16% of the reduction with the balance related to lower zinc head grades at Myra Falls and El Mochito and lower milled tonnes at Myra Falls, offset by production at Langlois.

The following table sets forth zinc production at each site for the full year and the fourth quarter together with the change from the prior period.

Zinc Production (million pounds of zinc contained in concentrate)	**Year ended December 31**			**Fourth Quarter**		
	2006	2005	%	**2006**	2005	%
Myra Falls	74.3	106.0	(30)	14.7	23.3	(37)
El Mochito	83.0	94.1	(12)	21.1	24.6	(14)
El Toqui	70.0	62.5	12	17.6	17.2	2
Langlois[a]	8.9	0.0	–	8.9	0.0	–
Bouchard-Hébert[b]	0.0	13.9	–	0.0	0.0	–
Bougrine[c]	0.0	35.0	–	0.0	0.0	–
Total zinc production	**236.2**	**311.5**	**(24)**	**62.3**	**65.1**	**(4)**

(a) First concentrate shipped November 2006.
(b) Closed February 2005.
(c) Closed September 2005.

Production of copper in concentrate decreased 37% in 2006 from the same period in 2005 due to lower milled tonnes and lower copper grades at Myra Falls as well as the closure of the Bouchard-Hébert mine in February 2005.

Copper Production (million pounds of copper contained in concentrate)	**Year ended December 31**			**Fourth Quarter**		
	2006	2005	%	**2006**	2005	%
Myra Falls	10.8	16.8	(36)	1.8	3.7	(51)
Langlois[a]	0.5	0.0	–	0.5	0.0	–
Bouchard-Hébert[b]	0.0	1.1	–	0.0	0.0	–
Total copper production	**11.3**	**17.9**	**(37)**	**2.3**	**3.7**	**(38)**

(a) First concentrate shipped November 2006.
(b) Closed February 2005.

Despite higher lead production at El Mochito, production of lead in concentrate for 2006 decreased 39% year-over-year due to the closure of Bougrine in September 2005.

Lead Production (million pounds of lead contained in concentrate)	**Year ended December 31**			**Fourth Quarter**		
	2006	2005	%	**2006**	2005	%
El Mochito	26.0	23.1	13	7.9	5.7	39
Bougrine[a]	0.0	19.2	–	0.0	0.0	–
Total lead production	**26.0**	**42.3**	**(39)**	**7.9**	**5.7**	**39**

(a) Closed September 2005.

Silver in concentrate decreased 11% year-over-year due to lower tonnes milled and lower silver grades from Myra Falls and lower silver production at El Toqui as well as the closure of the Bouchard-Hébert mine in February 2005.

Silver Production (ounces of silver contained in concentrate)	Year ended December 31			Fourth Quarter		
	2006	2005	%	2006	2005	%
Myra Falls	857,775	1,165,056	(26)	172,701	286,554	(40)
El Mochito	1,769,456	1,723,825	3	482,227	446,445	8
El Toqui	71,703	131,020	(45)	20,802	25,009	(17)
Langlois[a]	22,855	0	–	22,855	0	–
Bouchard-Hébert[b]	0	40,013	–	0	0	–
Total silver production	**2,721,789**	**3,059,914**	**(11)**	**698,585**	**758,008**	**(8)**

(a) First concentrate shipped November 2006.
(b) Closed February 2005.

Gold in concentrate decreased 25% in 2006 from the same period in 2005 due to lower milled tonnes at Myra Falls and less gold production from El Toqui as well as the closure of the Bouchard-Hébert mine in February 2005.

Gold Production (ounces of gold contained in concentrate)	Year ended December 31			Fourth Quarter		
	2006	2005	%	2006	2005	%
Myra Falls	20,231	31,744	(36)	3,454	8,254	(58)
El Toqui	36,795	41,605	(12)	9,810	9,267	6
Langlois[a]	205	0	–	205	0	–
Bouchard-Hébert[b]	0	2,644	–	0	0	–
Total gold production	**57,231**	**75,993**	**(25)**	**13,469**	**17,521**	**(23)**

(a) First concentrate shipped November 2006.
(b) Closed February 2005.

Myra Falls Production

The following table sets forth Myra Falls' production for the periods presented.

	Year ended December 31		Fourth Quarter	
	2006	2005	2006	2005
Ore Milled (tonnes)	714,443	912,656	166,188	226,962
Zinc (%)	5.5	6.1	4.6	5.5
Copper (%)	0.9	1.2	0.7	1.0
Silver (g/t)	48	51	41	50
Gold (g/t)	1.5	1.8	1.2	2.0
Concentrate Production				
Zinc (tonnes)	64,902	90,129	12,950	19,984
Recovery (%)	86.5	86.3	88.2	84.4
Grade (%)	51.9	53.4	51.2	53.2
Copper (tonnes)	20,788	32,333	3,569	7,410
Recovery (%)	73.0	69.6	70.9	71.5
Grade (%)	23.5	23.6	22.9	22.8
Gold (tonnes)	14.1	34.7	1.4	9.9
Recovery (%)	11.5	18.3	9.8	15.2
Grade (g/t)	9,489	8,741	32,714	6,890
Metal in Concentrates				
Zinc (tonnes)	33,708	48,084	6,651	10,591
Copper (tonnes)	4,885	7,640	819	1,698
Silver (ounces)	857,775	1,165,056	172,701	286,554
Gold (ounces)	20,231	31,744	3,454	8,254
Total Cash Costs (US$)				
Per lb. payable zinc sold (US$)	0.81	0.47	1.44	0.52

Zinc head grades were lower in 2006 from the same period in 2005 due to increased mining in the lower grade HW Zone. Milled tonnage decreased during 2006 compared with 2005. Production was hindered during the year due to the lack of working areas underground, delays in improving the Battle-Gap underground infrastructure and problems with underground equipment availability. Additionally, ventilation requirements in the western extensions of the mine slowed production improvements. The ventilation raise connecting the surface ramp to the underground operation was completed in January 2007. The mill upgrades are on schedule and on budget. The new copper and zinc circuits have been commissioned resulting in improved recoveries and a reduction in the penalty elements in the copper concentrate.

During the fourth quarter, operations at Myra Falls were suspended for a 10 day period due to damage to the bridge over Thelwood Creek on the road leading to Myra Falls, which necessitated the temporary closure of this bridge to vehicular traffic. The damage to the bridge was sustained during a one in 200 year storm event on Vancouver Island on November 15th. Installation of a temporary bridge was completed on November 24th and normal operations resumed the following day.

Myra Falls Outlook

While the issue of ventilation has largely been addressed, production will be constrained by the number of available working faces and the haulage distances underground. The track development out to the Marshall zone for exploration continues on the 24 level. Underground diamond drilling is scheduled during the first half of 2007 in this area. Current drilling is focused on the Marmot Trough, a drill target developed last year following a reinterpretation of certain drill holes completed in the 1990's. The significance of the Marmot Trough as a target is that it is directly below current mine workings and, in the event of significant mineralization, is accessible from the current mine infrastructure.

Diamond drilling from the surface ramp commenced during 2006. The diamond drill contractor mobilized in the fourth quarter and set up on surface to drill the extension of the Marshall zone.

El Mochito Production

The following table sets forth El Mochito's production for the periods presented.

	Year ended December 31		Fourth Quarter	
	2006	2005	2006	2005
Ore Milled (tonnes)	690,243	700,190	171,369	185,597
Zinc (%)	6.0	6.7	6.2	6.5
Lead (%)	2.1	1.8	2.6	1.7
Silver (g/t)	92	87	101	86
Concentrate Production				
Zinc (tonnes)	72,413	81,296	18,726	21,142
Recovery (%)	90.4	91.7	89.9	92.0
Grade (%)	52.0	52.5	51.2	52.6
Lead (tonnes)	17,263	15,329	5,239	3,741
Recovery (%)	81.0	80.9	81.0	80.1
Grade (%)	68.2	68.4	68.0	68.8
Metal in Concentrates				
Zinc (tonnes)	37,646	42,698	9,578	11,147
Lead (tonnes)	11,775	10,488	3,564	2,579
Silver (ounces)	1,769,456	1,723,825	482,227	446,445
Total Cash Costs (US$)				
Per lb. payable zinc sold	0.43	0.32	0.62	0.20

Zinc head grades were slightly lower in 2006 from 2005 due to the recovery of mineral reserves in the lower grade skarn areas such as Salva Vida and La Leona which are economic at current metal prices.

El Mochito Outlook

During 2006, the Company continued to explore, develop and delineate new mineral resources and reserves along extensions of the productive Salva Vida and Santo Niño trends. Drilling also continued on the Barbasco trend which continues to show a possible connection with the Imperial zone to the north. During the fourth quarter, the Company initiated exploration between Santo Niño and the manto of Yojoa Norte. Results to date show the presence of low grade skarn and a possible connection between the two trends. Exploration and delineation drilling of the La Leona deposit also continued to show promising results with increases expected in resources and reserves in this area.

During 2006, the Company continued its surface exploration program at El Mochito. The Company acquired a larger diamond drill capable of drilling deeper targets. This drill was initially set up to deepen existing holes at Caliche in order to investigate below the Mochito shales. Geological mapping completed in 2006 to the east on the Big Fuzzy target and to the west over the Santa Barbara mountain or Arandanos anomaly will be drill tested in 2007 and reported on later in the year. As well, geological mapping carried out over two new targets, ML2 and ML3, will be investigated in 2007 by surface diamond drilling. These target areas are located at the projected intersections of fault zones located to the north of the current underground workings.

During 2006, the Company experienced a delay in commissioning the new tailings facility Soledad. Storm damage necessitated a repair to the geomembrane liner which delayed commissioning of Soledad into 2007. Soledad is scheduled to be commissioned in the third quarter of 2007. Once complete, Soledad is expected to have capacity for seven years at current production rates and the current tailings impoundment facility, Pozo Azul, will be reclaimed.

El Toqui Production

The following table sets forth El Toqui's production for the periods presented.

	Year ended December 31		Fourth Quarter	
	2006	2005	**2006**	2005
Ore Milled (tonnes)	539,803	519,963	131,307	128,390
Zinc (%)	6.5	6.0	6.6	6.6
Gold (g/t)	2.4	2.9	2.7	2.6
Concentrate Production				
Zinc (tonnes)	63,617	56,552	15,979	15,450
Recovery (%)	91.0	90.4	91.9	90.8
Grade (%)	49.9	50.1	49.9	50.4
Gold (tonnes)	4,237	4,110	1,315	1,104
Recovery (%)	68.5	51.4	66.3	49.8
Grade (g/t)	192.1	221.7	160.5	181.4
Metal in Concentrates				
Zinc (tonnes)	31,725	28,347	7,966	7,786
Silver (ounces)	71,703	131,020	20,802	25,009
Gold (ounces)	36,795	41,605	9,810	9,267
Total Cash Costs (US$)				
Per lb. payable zinc sold	0.63	0.44	0.69	0.29

The milled tonnage at El Toqui increased in 2006 compared with the same period in 2005 due to a higher number of available working areas at the Estatuas and Doña Rosa deposits. The decrease in gold head grade during 2006 is due to a decision to stockpile Aserradero material until commissioning of the Gekko intense leach reactor commences during the first quarter of 2007. The Aserradero deposit has high gold grades with the mill producing a gold concentrate as well as a zinc concentrate.

El Toqui Outlook

During 2006, ramp development to access the Concordia deposit continued with a total of 566 metres of development completed to the end of the year. The Concordia deposit is on schedule with production expected by mid-2007.

During 2007, drilling will continue on the Porvenir deposit to increase the inferred resources, which currently stand at 1.6 million tonnes of 9.62% Zn and 0.34 g/t Au and to attempt to delineate the outline of the deposit which is currently open to the north-west and south-east. Altazor, Terrunyo and Melchor will be the main targets for exploration at El Toqui in 2007.

If the exploration programs are successful in increasing the mineral reserves and resources at El Toqui, the Company will conduct a feasibility study to determine the optimal size and location of a mill to increase production throughput.

Langlois Production

Langlois, which is situated in north-western Québec approximately 213 kilometres north of Val-d'Or, is currently being developed to reach commercial production in mid-2007.

Development drifts are currently being driven between Zone 3, Zone 4 and Zone 97 to the east on Levels 4, 9 and 13. Production has commenced in Zones 3 and 4 with a total of 59,374 tonnes milled during the fourth quarter of 2006.

During the fourth quarter of 2006, excavation of the bulk sample was carried out on the Grevet B deposit, located three kilometres south-east of the Langlois mine. The bulk sample was milled in the first quarter of 2007 and gave positive metallurgical results. The results of the Grevet B bulk sample have proven successful, therefore processing at Langlois mill is expected to increase during 2007 and 2008.

The Company currently has five diamond drills operating on the property on surface, three for exploration and two focused on the upper portion of Zone 97 for definition drilling.

Year and Quarter ended December 31,	2006
Ore Milled (tonnes)	59,373
Zinc (%)	8.3
Copper (%)	0.5
Silver (g/t)	41
Gold (g/t)	0.3
Concentrate Production	
Zinc (tonnes)	8,201
Recovery (%)	82.2
Grade (%)	49.5
Copper (tonnes)	1,078
Recovery (%)	72.1
Grade (%)	19.3
Metal in Concentrates	
Zinc (tonnes)	4,057
Copper (tonnes)	208
Silver (ounces)	22,855
Gold (ounces)	205

Langlois Outlook

During the fourth quarter of 2006, a diamond drill program commenced to investigate the upper portions of Zones 4 between the current mining areas and surface. As of the beginning of March 2007, 32 holes totalling 6,200 metres have been drilled. All 32 holes intersected semi to massive sulphide zones. Based on this drilling, the Company is planning a ramp from surface which will be able to access these zones for mining and will eventually connect with the current underground workings at Langlois, thus facilitating the movement of equipment, material and manpower between surface and the mine.

During the fourth quarter of 2006, Metco Resources Inc. announced that a pre-feasibility study will be conducted during the first half of 2007 on the Orphée Deposit (50% the Company, 50% Metco Resources Inc.). The Orphée deposit is located only six kilometres away from the Langlois mill. Should the results of the pre-feasibility be positive, then the Orphée deposit could become a source of additional mill feed for Langlois, which currently has excess mill capacity.

During the first quarter of 2006, the Company completed an airborne Megatem geophysical survey over the Langlois property. The survey identified several anomalies in the immediate area surrounding the Langlois mine, both on the existing land package as well as open ground. The Company has acquired additional claims totalling 4,000 hectares which cover the anomalies and is in the process of investigating them with ground geophysical surveys and diamond drilling.

Virginia Mines Inc. - Coulon Project

On May 8, 2006, the Company announced the signing of an agreement with Virginia Mines Inc. ("Virginia") on the Coulon project, located in the James Bay region of the Province of Québec. In accordance with the agreement, the Company has the option to acquire a 50% interest in the Coulon property in return for $6.5 million in exploration expenditures and cash payments totalling $180,000 over an 8-year period. Virginia will be the operator until the completion of a positive pre-feasibility study. The Coulon project, located 15 kilometres from the Fontanges airport, lies in an unexplored volcanic belt and is characterized by a geological assemblage typical of belts hosting volcanogenic, massive-sulphide deposits that have made north western Québec and north eastern Ontario one of the world's richest regions of polymetallic deposits.

The Coulon project is the host to polymetallic, massive-sulphide lenses, which returned values of up to 15.39% Zn, 3.12% Pb, 117 g/t Ag and 0.46% Cu over 10.5 metres (lens 16-17), on the Dom zone, 2.91% Zn, 1.12% Cu, 34.25 g/t Ag and 0.3 g/t Au over 21.8 metres (lens 9-25) and 12.65% Zn, 1.36% Cu, 1.54% Pb,125 g/t Ag and 0.3 g/t Au over 4.70 metres (lens 08).

The exploration program carried out during the summer and fall of 2006 led to the discovery of two new important polymetallic lenses (lenses 43 and 44), bringing the total of known lenses to five, and confirmed the vertical continuity of lens 9-25 to a depth of 365 metres. Furthermore, this recent work brought to light many new priority drill targets on the property. The Company is very encouraged by the results of the 2006 campaign. All these lenses remain open and the potential to increase their tonnage is excellent. Many other priority targets were also defined within this fertile volcanic belt that now presents mineralized showings and alteration along a lateral distance of over 20 kilometres. Virginia plans to begin a new campaign composed of geophysical surveying and diamond drilling during the first quarter of 2007 and mobilization of a second drill rig on the project in order to accelerate the exploration work.

Other Properties

The reclamation work is largely complete at the Bouchard-Hébert, Bougrine and Nanisivik properties, with Nanisivik to be fully reclaimed in 2007. The mills at Bouchard-Hébert and Bougrine remain intact pending exploration results in the immediate vicinity or elsewhere throughout the Company's properties.

FOURTH QUARTER REVIEW

The Company realized net earnings in the fourth quarter of 2006 of $50.4 million compared with $9.3 million in the same period in 2005.

In the fourth quarter ended December 31, 2006, gross sales revenue increased by $101.0 million to $158.3 million primarily due to significantly higher zinc and other metal prices and a 21% increase in tonnes of concentrate sold partially offset by a stronger Canadian dollar.

Treatment and marketing costs increased by 173% in the fourth quarter of 2006 to $657 per tonne of concentrate sold compared with $292 per tonne in the same period in 2005. Higher metal prices in the fourth quarter of 2006 triggered treatment charge escalators which significantly increased aggregate treatment costs. Direct operating costs were higher in 2006 at $501 per tonne of concentrate sold compared with $406 per tonne in 2005.

Operating review for the fourth quarter ended December 31 *($ millions)*	Net revenue		Contribution (loss) from mining activities[1]		Depreciation, depletion reclamation and closure costs		Capital expenditures[3]	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
Myra Falls	30.6	12.5	9.5	0.6	3.3	1.4	3.3	5.7
El Mochito	47.9	14.9	34.5	6.8	2.1	2.0	2.2	2.1
El Toqui	32.3	10.4	23.2	3.4	1.4	1.0	0.8	1.2
Bougrine	0.0	4.2	0.0	1.9	0.0	0.4	0.0	0.0
Bouchard-Hébert	0.0	0.0	(0.1)	0.3	0.1	(0.3)	0.0	0.0
Nanisivik	0.0	0.0	(0.1)	(0.1)	0.1	0.1	0.0	0.0
Langlois	0.0	0.0	0.0	0.0	0.0	0.0	20.4	0.8
Other	(0.5)[2]	(2.3)[2]	(0.6)	(2.6)	0.2	0.2	0.2	0.0
Total	**110.3**	**39.7**	**66.4**	**10.3**	**7.2**	**4.8**	**26.9**	**9.8**

(1) After non-cash costs.
(2) Net realised from metal hedging activities.
(3) Includes assets under capital lease.

Other expense (income) in the fourth quarter of 2006 decreased by $0.9 million to $3.3 million primarily due to an increase in investment and other income and a decrease in loss on gold loan partially offset by increased general and administrative costs and other foreign exchange loss. Investment and other income increased by $3.1 million in the fourth quarter of 2006 compared with the same period in 2005 primarily due to additional interest and indemnity fee income associated with the 2005 Red Mile transaction, more interest earned on higher cash balances and gains on the sale of certain short-term investments. The gold loan was repaid in 2006 and therefore the loss on gold loan in the fourth quarter of 2005 did not recur. General and administrative costs were higher by $0.7 million in the fourth quarter of 2006 primarily due to higher consulting fees associated with Sarbanes-Oxley compliance and corporate development activities and higher capital tax accruals partially offset by certain stock-based compensation costs which were allocated to the mines in the fourth quarter of 2006. Other foreign exchange loss increased by $1.6 million in the fourth quarter of 2006 compared with the fourth quarter of 2005 primarily due to the impact of foreign exchange rate movements on significantly higher US dollar cash positions in 2006.

Exploration expenditures in the fourth quarter of 2006 increased by $1.8 million primarily due to increased expenditures at El Toqui and Myra Falls compared with the same period in 2005.

Other non-producing property (income) costs decreased by $1.1 million in the fourth quarter of 2006 compared with the same period in 2005 primarily due to reduced costs at Bougrine and the impact of the disposal of the Caribou and Restigouche mines in 2006.

Income tax provisions increased by $15.5 million in the fourth quarter of 2006 compared with 2005 due to higher tax provisions at El Mochito and El Toqui partially offset by an income tax recovery at Myra Falls. The El Mochito and El Toqui tax provisions increased by $18.7 million in the fourth quarter of 2006 because future tax assets established for these mines in the fourth quarter of 2005 did not recur and both mines became taxable in 2006 resulting in tax provisions being established. The increase in income tax recovery at Myra Falls was due to the establishment of a future tax asset for that operation in 2006.

NON-GAAP RECONCILIATIONS

Total cash costs per pound of payable zinc sold is furnished to provide additional information and is a non-GAAP measure. This measure should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of cash provided from operating activities or operating expenses as determined under GAAP. This measure is intended to provide investors with information about the cash generating capabilities of the Company's operating activities in a given period which is the same purpose that the Company uses this information. This MD&A and the 2006 audited consolidated financial statements discuss the components not included in this non-GAAP measure.

Non-GAAP reconciliation of total cash cost per pound of payable zinc sold to consolidated financial statements	**2006**	2005
By-product credit ($ millions)		
Gross sales revenue per financial statements	(452.2)	(313.0)
Less zinc sales revenue	341.3	189.7
	(110.9)	(123.3)
Treatments and marketing charges ($ millions) per financial statements	127.8	105.4
Direct operating costs ($ millions) per financial statements	134.6	144.3
Total cash costs - Canadian ($ millions)	151.5	126.4
Exchange rate C$/US$	1.1330	1.2111
Total cash costs - US$ ($ millions)	133.7	104.6
Zinc pounds sold (millions)	207.0	265.3
Total cash cost per pound of payable zinc sold (US$)		
By-product credit	(0.47)	(0.39)
Treatment and marketing costs	0.55	0.33
Direct operating costs	0.57	0.45
Total	**0.65**	**0.39**

SUMMARY OF QUARTERLY RESULTS

	2005 (restated-see note 2)				2006			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Gross sales revenue ($ millions)	91.3	92.4	71.9	57.4	80.7	101.2	112.0	158.3
Net earning (loss) ($ millions)	3.8	2.1	(1.2)	9.3	38.3	28.6	39.2	50.4
Basic earnings per share	$0.01	$0.01	$0.00	$0.02	$0.10	$0.08	$0.10	$0.13
Weighted-average number of Common Shares outstanding (millions)	365.7	367.4	369.5	374.2	382.0	383.8	384.3	385.0
Diluted earnings per share	$0.01	$0.01	$0.00	$0.02	$0.09	$0.07	$0.09	$0.12
C$/US$ realized exchange rate	1.2274	1.2429	1.2019	1.1744	1.1559	1.1239	1.1187	1.1422
Average realized zinc price (US$/t)	1,256	1,252	1,296	1,502	2,221	2,895	3,363	4,227
Average realized zinc price (C$/t)	1,542	1,556	1,558	1,764	2,567	3,226	3,762	4,828
Concentrate tonnes sold	109,012	118,022	80,205	60,391	67,355	59,779	61,385	73,230
Concentrate tonnes produced	103,259	88,782	76,014	68,841	66,129	59,906	59,420	67,058

The quantity and mix of concentrates sold directly affects gross sales revenue. The recognition of revenue from the sale of concentrate can vary from quarter to quarter for the reasons discussed in the "Gross Sales Revenue" section of this MD&A. As all sales are based in US dollars, the US dollar's general weakening against the Canadian dollar over the past eight quarters has reduced the realized Canadian dollar gross sales revenue.

CONTRACTUAL OBLIGATIONS

Contractual Obligations *($ millions)*	**Payments Due by Period**				
	< 1 year	**>1-3 years**	**4-5 years**	**> 5 years**	**Total**
Capital Leases	545	567	–	–	1,112
Operating Leases	791	1,445	34	–	2,270
Debt	2,169	–	–	–	2,169
Employee future benefits[a]	1,130	4,092	1,743	38,125	45,090
Reclamation	8,267	4,597	3,903	23,793	40,560
Royalty obligations[a]	–	–	–	62,479	62,479
Total	**12,902**	**10,701**	**5,680**	**124,397**	**153,680**

(a) Employee future benefits and royalty obligations have funding sources from pension plan assets ($32.8 million) and restricted promissory notes ($62.3 million) respectively. See financial statements for additional details.

CRITICAL ACCOUNTING ESTIMATES

Asset Impairment

The carrying values of producing mineral properties, including properties placed on a care and maintenance basis and related deferred expenditures, are reviewed when events or changes in circumstances arise that may result in impairments in the carrying value of those assets. Estimated future net cash flow, on an undiscounted basis, are calculated for each property using: estimated recoverable reserves; estimated future metal price realization (considering historical and current prices, price trends and related factors); and estimated operating, capital and other cash flow. Estimates of future cash flow are subject to risks and uncertainties. It is possible that changes could occur which may affect the recoverability of the carrying value of mineral properties. No write-downs were required in 2006 or 2005.

Reserves

Every year the Company estimates its proven and probable mineral reserves (the "Reserves") in accordance with National Instrument 43-101 ("NI 43-101"), a rule adopted by Canadian securities administrators as the standard of disclosure for mineral projects. This estimate is used to determine mine viability, mine life and amortization rates. The estimation of Reserves is based on drill hole information, historical mining results, historical metallurgical results, estimated future operating costs and estimated future metal prices. A "Qualified Person", as defined by NI 43-101, performs the Reserves estimate. As all of the Company's operations have had significant operating history, the factor that could have the greatest impact on the Reserves estimate is future metal prices.

Amortization

The Company uses the units-of-production method for amortization of mineral properties and some of its fixed assets based on the Reserves. Any significant changes in the Reserves could impact the amount of annual amortization.

Inventory

The Company values its concentrate inventories at the lower of cost or realizable value at the end of the reporting period. Costs represent the average cost, and include direct labour and materials costs, mine site overhead and depreciation and amortization. Realizable value includes metal prices, net of treatment charges and freight. Metal prices can be subject to significant change from period to period. At December 31, 2006 and 2005, all concentrate inventories were recorded at cost.

Future Tax Assets and Liabilities

Future tax assets and liabilities are calculated using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using current tax rates. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period the change is known. To the extent that the Company considers it to be more likely than not that a future tax asset will be recovered, a tax asset will be set up, otherwise the Company provides a valuation allowance against the excess. It is possible that changes could occur in the future that may affect the recoverability of the carrying value of future tax assets and a write-down may be required.

Reclamation

The Company provides for the fair value of liabilities and capitalized costs for asset retirement obligations in the period in which they are incurred. Over time, the liability is accreted to its present value and the capitalized cost is amortized over the useful life of the related asset. Asset retirement obligations are obligations of the Company that arise as a result of an existing law, regulation or contract related to asset retirements. Estimates of the liability associated with the retirement of an asset are based on current laws and regulations and the expected resulting costs, all of which are subject to change. If actual costs of reclamation exceed the recorded amount the Company will record a loss. Alternatively, if reclamation costs incurred are less than those recorded, the Company will record a gain. Currently the Company is not able to set up a liability for reclamation at El Mochito as there is no law, regulation or contract related to this asset's retirement.

RISKS, UNCERTAINTIES AND OTHER INFORMATION

Readers are encouraged to read and consider the risk factors, and additional information regarding the Company, included in its most recent Annual Report and Form 40-F/Annual Information Form filed with the Canadian securities regulators and the United States Securities and Exchange Commission (the "SEC"), as applicable, a copy of which is posted on the SEDAR website at www.sedar.com and/or the SEC's website at www.sec.gov.

OUTSTANDING SHARE DATA AND FULL DILUTION CALCULATION

The Company is authorized to issue an unlimited number of Common Shares and 200,000,000 preferred shares, issueable in series. There are no preferred shares outstanding. Each Common Share entitles the holder of record thereof to one vote at all meetings of shareholders of the Company, except at meetings at which only holders of another class or series of shares of the Company are entitled to vote. The table set forth below summarizes the Capital Stock. For a more complete description of certain elements please refer to note 14 to the consolidated financial statements of the Company.

Common Shares or Securities Convertible into Common Shares	March 21, 2007
Issued and outstanding	417,150,735
Share options outstanding weighted-average exercise price $0.88	9,355,636
Warrants granted at $1.00, expire January 28, 2009 - traded on TSX	33,571,429
Future fully diluted	**460,077,800**

CONCLUSION RELATING TO DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures as defined in the *Multilateral Instrument* 52-109. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Company's disclosure controls and procedures were effective as at December 31, 2006.

CAUTION ON FORWARD-LOOKING INFORMATION

This report contains certain statements which constitute forward-looking information. These forward-looking statements are not descriptive of historical matters and may refer to management's expectations or plans. These statements include but are not limited to statements concerning the Company's business objectives and plans; future trends in the Company's industry; future production costs and volumes; mineral grades, reserve and resource estimates and types; sales volumes and realized prices; capital spending plans; exploration plans; expansion plans; expected market fundamentals and prices; availability of equipment and supplies; expected plant availability; success of process changes; the Company's processing technologies; global economic growth and industrial demand; production of base metal concentrates by the Company's operations; future metal prices and treatment charges; future royalties payable; changes in global metal and concentrate inventories; currency exchange rates; costs of energy, materials and supplies; the outcome of disputes and legal proceedings in which the Company is involved; future effective tax rates; and future benefits costs.

Inherent in forward-looking statements are risks and uncertainties beyond the Company's ability to predict or control, including risks that may affect the Company's operating or capital plans, including risks generally encountered in the development and operation of mineral properties and processing facilities such as unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; fluctuations in the market prices of the Company's principal products, which are cyclical and subject to substantial price fluctuations; risks created through competition for mining properties; risks associated with lack of access to markets; risks associated with mineral and resource estimates, including the risk of errors in assumptions or methodologies; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks associated with environmental compliance and permitting, including those created by changes in environmental legislation and regulation; risks associated with the Company's dependence on third parties in the provision of transportation and other critical services; risks associated with aboriginal title claims and other title risks; social and political risks associated with operations in foreign countries; and risks associated with legal proceedings.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, the following assumptions: that there is no material deterioration in general business and economic conditions; that there is no unanticipated fluctuation of interest rates and foreign exchange rates; that the supply and demand for, deliveries of, and the level and volatility of prices of zinc, copper, gold, lead and silver and the Company's other primary metals and minerals develop as expected; that the Company receives regulatory and governmental approvals for its development projects and other operations on a timely basis; that the Company is able to obtain financing for its development projects on reasonable terms; that there is no unforeseen deterioration in the Company's costs of production or production and productivity levels; that the Company is able to continue to secure adequate transportation for its products; that the Company is able to procure mining equipment and operating supplies (including tires) in sufficient quantities and on a timely basis; that engineering and construction timetables and capital costs for the Company's development and expansion projects are not incorrectly estimated or affected by unforeseen circumstances; that costs of closure of various operations are accurately estimated; that there are no unanticipated changes to market competition; that the Company's reserve estimates are within reasonable bounds of accuracy (including with respect to size, grade and recoverability) and that the geological, operational and price assumptions on which these are based are reasonable; that environmental and other proceedings or disputes are satisfactorily resolved; and that the Company maintains its ongoing relations with its employees and with its business partners and joint venturers.

Readers are cautioned that the foregoing list of important factors and assumptions is not exhaustive. Forward-looking statements are not guarantees of future performance. Events or circumstances could cause the Company's actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Readers should also carefully consider the matters discussed under "Risk Factors" in the Company's Annual Information Form. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, except as may be required under applicable laws.

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of Breakwater Resources Ltd. (the "Company") and all of the information contained in the Annual Report are the responsibility of management and have been approved by the Company's Board of Directors.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("Cdn. GAAP"). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the Annual Report and has ensured that it is consistent with that in the consolidated financial statements.

The Company maintains a system of internal accounting and administrative controls designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded. This system of internal control includes an organizational arrangement with clearly defined lines of responsibility. PricewaterhouseCoopers LLP, the independent auditors appointed by the shareholders to audit the consolidated financial statements, have full and unrestricted access to the Audit Committee. During the course of their audit, PricewaterhouseCoopers LLP reviewed the Company's system of internal control to the extent necessary to render their opinion on the consolidated financial statements.

The Audit Committee is appointed by the Company's Board of Directors and all its members are outside directors. The Audit Committee meets periodically with management, as well as the independent auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities and to review the consolidated financial statements and the independent auditors' report. The Company's Audit Committee reports its findings to the Company's Board of Directors for consideration when approving the consolidated financial statements for issuance to shareholders. The Company's Audit Committee also considers, for review by the Company's Board of Directors and the approval by the shareholders, the engagement or reappointment of independent auditors.

The consolidated financial statements as at December 31, 2006 and for the year then ended have been audited by PricewaterhouseCoopers LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders.

The consolidated financial statements as at December 31, 2005 and for the years ended December 31, 2005 and 2004 were audited by other auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Accounting Oversight Board (United States) on behalf of the shareholders. The other auditors had full and free access to the Audit Committee.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as at December 31, 2006.

George E. Pirie

President and
Chief Executive Officer

David C. Langille

Vice President, Finance
and Chief Financial Officer

Auditors' Report

To the Shareholders of Breakwater Resources Ltd.

We have audited the consolidated balance sheet of Breakwater Resources Ltd. as at December 31, 2006 and the consolidated statements of operations and retained earnings (deficit) and cash flow for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flow for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2005 and for the years ended December 31, 2005 and 2004, prior to the adjustment for the change in accounting policy for exploration expenditures as described in Note 2, were audited by other auditors who expressed an opinion without reservation on those consolidated financial statements in their report dated March 2, 2006. We have audited the adjustments to the 2005 and 2004 consolidated financial statements and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

PricewaterhouseCoopers LLP

Chartered Accountants
Toronto, Canada
March 21, 2007

Comments by Auditor for US Readers on Canada-US Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company's financial statements, such as the change described in Note 2 to these consolidated financial statements. Our report to the shareholders dated March 21, 2007 is expressed in accordance with Canadian reporting standards which do not require a reference to such change in accounting principles in the Auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants
Toronto, Canada
March 21, 2007

Consolidated Balance Sheets

As at December 31
(Expressed in thousands of Canadian dollars)

	2006	2005
Assets		(restated-see note 2)
Current		
Cash and cash equivalents	81,412	18,749
Restricted cash (note 3)	1,178	3,929
Short-term investments (note 4)	4,120	2,523
Accounts receivable - concentrate	12,687	3,027
Other receivables	12,676	9,369
Concentrate inventory (note 5)	43,686	47,501
Materials and supplies inventory	22,904	21,388
Prepaid expenses and other current assets	4,029	3,934
Future income tax assets (note 16)	14,745	6,517
Total current assets	197,437	116,937
Deferred financing fees (notes 9 and 10)	–	344
Future income tax asset, long-term (note 16)	13,440	–
Reclamation deposits (note 6)	13,543	6,808
Mineral properties and fixed assets (notes 2 and 7)	207,884	150,637
Long-term investments (note 8)	14,704	5,615
Restricted promissory notes (note 11)	62,285	62,285
	509,293	342,626
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	43,128	32,797
Provisional payments for concentrate inventory shipped and not priced (note 5)	24,246	14,807
Short-term debt including current portion of long-term debt (note 9)	2,169	14,585
Income and mining taxes payable	9,798	164
Current portion of reclamation, closure cost accruals and other environmental obligations (note 12)	8,267	10,165
Total current liabilities	87,608	72,518
Deferred income (note 11)	6,277	6,888
Long-term lease obligations (notes 7 and 20)	501	984
Royalty obligations (note 11)	62,479	62,479
Long-term debt (note 10)	–	4,143
Reclamation, closure cost accruals and other environmental obligations (note 12)	32,293	40,099
Employee future benefits (note 13)	4,493	5,379
Future income tax liabilities (note 16)	7,089	1,921
Total liabilities	200,740	194,411
Shareholders' equity (note 14)	308,553	148,215
	509,293	342,626

Contingencies and commitments (note 20)

The accompanying notes form an integral part of these consolidated financial statements.

Approved by the Board

Garth A. C. MacRae
Director

George E. Pirie
Director

Consolidated Statements of Operations and Retained Earnings (Deficit)

Years ended December 31
(Expressed in thousands of Canadian dollars except share and per share amounts)

	2006	2005	2004
		(restated-see note 2)	(restated-see note 2)
Gross sales revenue	452,233	312,965	240,299
Treatment and marketing costs	127,847	105,391	81,856
Net revenue	324,386	207,574	158,443
Operating costs			
Direct operating costs	134,572	144,297	101,922
Depreciation and depletion	17,558	21,565	23,087
Reclamation and closure costs	3,723	12,093	4,896
	155,853	177,955	129,905
Contribution from mining activities	168,533	29,619	28,538
Other expenses (income)			
General and administrative	14,047	9,475	10,812
Interest and financing	4,990	1,284	509
Investment and other income	(8,162)	(2,595)	(843)
Loss on gold loan (note 9)	1,232	1,787	–
Foreign exchange (gain) loss on US dollar denominated debt	(313)	(492)	431
Other foreign exchange loss	1,074	294	1,809
	12,868	9,753	12,718
Earnings before the following:	155,665	19,866	15,820
Exploration expenditures (note 2)	9,973	2,915	2,097
Write-down of mineral properties and fixed assets (note 7)	–	879	1,178
Other non-producing property (income) costs (note 15)	(9,581)	9,035	8,638
Income and mining tax (recovery) provision (note 16)	(1,257)	(6,986)	571
	(865)	5,843	12,484
Net earnings	156,530	14,023	3,336
Deficit, beginning of year	(189,663)	(203,686)	(207,022)
Reduction in stated share capital and contributed surplus (note 14(f))	172,928	–	–
Retained earnings (deficit), end of year	139,795	(189,663)	(203,686)
Basic earnings per Common Share (note 23)	$ 0.41	$ 0.04	$ 0.01
Diluted earnings per Common Share (note 23)	$ 0.37	$ 0.04	$ 0.01
Basic weighted-average number of Common Shares outstanding *(000's)* (note 23)	383,748	369,190	353,508

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flow

Years ended December 31
(Expressed in thousands of Canadian dollars)

	2006	2005	2004
		(restated-see note 2)	(restated-see note 2)
Operating Activities			
Net earnings	156,530	14,023	3,336
Items not affecting cash:			
Depreciation and depletion	17,558	21,565	23,087
Gain on sale of investment	–	(851)	–
Gain on sale of properties (note 15)	(13,818)	–	–
Write-down of mineral properties and fixed assets (note 7)	–	879	1,178
Unrealized loss on gold loan	–	1,656	–
Foreign exchange gain on US dollar denominated loans	–	(447)	–
Other non-cash items	(579)	(7)	(132)
Stock-based compensation (note 14(d))	1,608	809	1,253
Issue of Common Shares to settle litigation (notes 15 and 20(b))	848	–	–
Unrealized deferred income	(611)	(56)	–
Future income taxes (note 16)	(18,845)	(6,277)	1,909
Reclamation, closure cost accruals and other environmental obligations	3,723	12,093	4,764
Employee future benefits (note 13)	2,139	1,773	553
	(7,977)	31,137	32,612
Payment of reclamation, closure cost accruals and other environmental obligations	(7,439)	(25,162)	(7,879)
Payment of employee future benefits (note 13)	(3,025)	(2,840)	(968)
Changes in non-cash working capital items (note 22)	20,459	1,524	(5,075)
Net cash provided by operating activities	158,548	18,682	22,026
Investing Activities			
Funds advanced on promissory note (note 11)	–	(50,500)	(11,785)
Reclamation deposits	(6,735)	(6,708)	–
Short-term investments	(1,207)	961	30
Acquisition, net of cash acquired	–	–	(886)
Mineral properties and fixed assets	(75,653)	(35,599)	(25,593)
Proceeds from sale of mineral properties and fixed assets	335	214	210
Net cash used in investing activities	(83,260)	(91,632)	(38,024)
Financing Activities			
Decrease (increase) in restricted cash (note 3)	2,751	(538)	(3,036)
Proceeds from sale of royalty interest (note 11)	–	50,500	12,204
Issue of Common Shares for cash (note 14)	1,892	8,480	30,407
Issue of warrants for cash (note 14(h))	–	–	7,211
Deferred financing fees	(223)	(344)	–
Deferred income	–	5,096	–
Decrease in long-term lease obligations	(483)	–	–
(Decrease) increase in short-term debt	(12,919)	11,874	(10,059)
(Decrease) increase in long-term debt	(3,643)	3,964	(14,095)
Net cash (used in) provided by financing activities	(12,625)	79,032	22,632
Net increase in cash during the year	62,663	6,082	6,634
Cash and cash equivalents, beginning of year	18,749	12,667	6,033
Cash and cash equivalents, end of year	81,412	18,749	12,667
Supplemental Information			
Cash interest paid	644	437	436
Cash income and mining taxes paid	8,337	634	358

The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2006, 2005 and 2004

1. Summary of Significant Accounting Policies

Generally accepted accounting principles

The consolidated financial statements of Breakwater Resources Ltd. (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles ("Cdn. GAAP"). The more significant of the accounting policies are summarized as follows:

Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries all of which are controlled through the ownership of majority voting interests. All inter-company accounts and transactions have been eliminated on consolidation.

Translation of foreign currencies - domestic and foreign operations

The Company reports its financial statements in Canadian dollars, while the currency of measurement for the Company's operations varies depending upon location.

The currency of measurement for the Company's operations domiciled in Canada is the Canadian dollar, while the currency of measurement for the Company's foreign operations is the United States ("US") dollar, since all of the Company's revenue, and a substantial portion of its expenses relating to the foreign operations, are in US dollars. US dollar amounts for the Company's foreign operations are translated into Canadian dollars for reporting purposes using the current rate method. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date, revenues and expenses are translated at average rates for the year, and the resulting gains and losses are accumulated in a separate component of shareholders' equity, described in the consolidated balance sheet as cumulative translation adjustments.

As indicated above, the currency of measurement for the Company's foreign operations, including those in Honduras, Chile and Tunisia, is the US dollar. In each of these operations, the temporal method is used to translate local currency amounts into US dollars. Under the temporal method, all non-monetary items and the related income statement amounts are translated at the historical rates. Monetary assets and liabilities are translated at exchange rates in effect at the balance sheet date, while revenues and expenses, other than those related to non-monetary items, are translated at the average rate of exchange for the year, and gains and losses on translation are reflected in income for the year.

Monetary assets and liabilities of the Company's domestic operations in Canada, denominated in US dollars, are translated at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the average rate of exchange for the year. Exchange gains and losses are included in income for the year.

Use of estimates

The preparation of financial statements, in accordance with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual results could differ significantly from those estimates. The assets and liabilities which require management to make significant estimates and assumptions in determining carrying values include accounts receivable, concentrate inventory, materials and supplies inventory, mineral properties and fixed assets, long-term investments, reclamation, closure cost accruals and other environmental obligations, future income tax assets and future income tax liabilities.

Financial instruments

The Company enters into derivative financial instrument contracts to manage certain market risks which result from the underlying nature of its business. When the Company chooses to apply hedge accounting, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge transaction. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company may use forward contracts to hedge exposure to commodity price risk for metals production, and foreign exchange forward contracts to hedge exposure to fluctuations in foreign currencies, relating primarily to the US dollar. Non-option derivative financial instruments are accounted for using the accrual method as management views the contracts as effective hedges and has designated the contracts as hedges of specific exposures. Hedge effectiveness is assessed based on the degree to which the cash flow on the derivative contracts is expected to offset the cash flow of the underlying position or transaction being hedged. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are, and continue to be, effective. Realized and unrealized gains or losses on derivative contracts that qualify for hedge accounting are deferred and recorded in income when the underlying hedge transaction is recognized. The premiums received at the inception of written call options are recorded as a liability and changes in the fair value of the liability are recognized currently in income. Gains or losses (realized or unrealized) for derivative contracts which no longer qualify as hedges for accounting purposes are deferred on the designation date and are recognized in income when the original hedged transaction affects income while changes in fair value are recorded in current period income. Gains or losses (realized or unrealized) for derivative contracts which relate to a hedged transaction that is no longer expected to occur are recorded immediately in income. Contracts for which hedge accounting has not been applied, are marked-to-market, and gains and losses are recognized in the relevant period and included in "Gross sales revenue" on the consolidated statements of operations and retained earnings (deficit).

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less. The Company invests cash in term deposits maintained in high credit quality institutions.

Short-term investments

Short-term investments are carried at the lower of cost and quoted market value.

Concentrate inventory

Concentrate inventory is valued at the lower of cost and net realizable value. Cost represents the average cost and includes direct labour and material costs, mine site overhead, depreciation and depletion.

Materials and supplies inventory

Materials and supplies inventory is valued at the lower of average cost and replacement cost.

Mineral properties and fixed assets

The Company records its interest in mineral properties at cost and capitalizes development expenditures. When the properties are brought into commercial production, the capitalized costs are amortized on a units-of-production basis using current reserve estimates. If the properties are abandoned, the cost of the mineral property and any capitalized expenditures are written-down to fair value at that time. Administrative costs are expensed as incurred.

The carrying values of producing mineral properties and fixed assets, including properties placed on a care and maintenance basis (note 15) are reviewed when events or changes in circumstances arise that may result in impairments in the carrying value of those assets. An impairment loss would be recognized when the carrying amount of a long-lived asset is not recoverable and exceeds the assets' fair value which is based on the present value of expected future net cash flow. Estimated future net cash flow, on an undiscounted basis, is calculated for each property using: estimated recoverable reserves; estimated future metal price realization (considering historical and current prices, price trends and related factors); and, estimated operating, capital and other cash flow. Estimates of future cash flow are subject to risks and uncertainties. It is possible that changes could occur which may affect the recoverability of the carrying value of mineral properties.

Fixed assets are stated at cost. Fixed assets are depreciated over their useful lives. In calculating depreciation, the Company employs the straight-line method and the units-of-production method. Principally, the rates of depreciation being applied, using the straight-line method, are intended to fully depreciate the related fixed assets over periods from two to 12 years.

In accordance with EIC 152 - "Mining Assets - Impairment and Business Combinations" the Company includes value beyond proven and probable reserves in its estimate of future cash flow when testing for impairment and determining fair value.

Development costs

Development costs involve the preparation of identified reserves for production once the technical feasibility and commercial viability of the mineral deposit is established. These costs are capitalized. For a new mine, the development phase begins after the completion of a feasibility study and ends upon the commencement of commercial production. Development costs are amortized over the life of the area of interest from the date that commercial production of the related mineral occurs. Commercial production is deemed to have commenced when the Company determines that the completion of operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time and there are indicators that these operating results will be continued.

Long-term investments

Long-term investments are recorded at cost, net of any other than temporary impairment in value.

Asset retirement obligations and asset retirement costs.

The Company records the fair value of liabilities for asset retirement obligations in the year in which they are incurred. A corresponding increase in the carrying amount of the related asset is recorded and then depreciated over the life of the asset. Over time, the liability is accreted to its present value each year.

Asset retirement obligations are provided for obligations that are required to be settled as a result of an existing law, regulation or contract related to asset retirements. Collateral on deposit with third parties to fund reclamation costs is included in "Reclamation deposits" and "Restricted cash" on the consolidated balance sheets.

Employee future benefits

The employee future benefits plan relates only to the employees at the Company's Myra Falls mine.

The actuarial determination of the accrued benefit obligations for pensions and other retirement benefits uses the projected accrued benefit method prorated on service (which incorporates management's best estimate of the expected future return on plan assets, cost escalations, retirement ages of employees and other actuarial factors). For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

Actuarial gains (losses) arise from the difference between the actual long-term rate of return on plan assets for a period and the expected long-term rate of return on plan assets for that period, or from changes in actuarial assumptions used to determine the accrued benefit obligation. The excess of the net accumulated actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the lesser of the average remaining service period of active employees or to the date that Myra Falls mine operations are assumed to cease, which is currently December 31, 2011. The average remaining service period of the active employees covered by all plans is 6 years.

Past service costs arising from plan amendments are deferred and amortized on a straight-line basis over the lesser of the average remaining service period of employees active at the date of amendment or to the date that mine operations are assumed to cease, December 31, 2011.

Revenue recognition

Revenue is recognized following the transfer of title and risk of ownership and the determination of the final settlement price in accordance with contractual arrangements with customers. Title is generally transferred on receipt of provisional payment from the customer. Risk is transferred either when the metal concentrate is delivered to the discharge port or to the load port depending on the terms of the contract. Under a delivered ex-ship term, risk passes when the concentrate is delivered to the discharge (destination) port. Under a cost, insurance and freight term, risk passes when the concentrate is delivered to the load (departure) port. Generally, the final settlement price is computed with reference to the average quoted metal prices for a specified period of time, normally one to three months subsequent to shipment to the customer. Concentrate sales and receivables are subject to adjustment on final determination of weights and assays. Provisional payments made by customers upon receipt of shipments of metal concentrate are classified as current liabilities captioned as "Provisional payments for concentrate inventory shipped and not priced" on the consolidated balance sheets. The Company produces zinc, copper, lead and gold concentrates. By-products such as gold and silver are often contained within concentrate shipped to customers and revenue from these by-products is recognized when all of the above revenue criteria are met and when the corresponding major metal is recognized in revenue. All concentrate and by-product revenues are recorded in gross revenue on the consolidated statements of operations and retained earnings (deficit).

Exploration and evaluation expenditures

The Company expenses all exploration and evaluation expenditures until the Company determines that the mineral deposit is deemed commercially viable, at which time all subsequent costs are capitalized.

Exploration and evaluation expenditures on properties which do not have any known mineral deposits are expensed as incurred until a final feasibility study has been completed, after which, future development costs are capitalized if the final feasibility study demonstrates that future economic benefits are probable.

Exploration and evaluation expenditures on properties adjacent to mineral deposits which are already being mined or developed are expensed until the Company is able to conclude that a future economic benefit is probable through the completion of a pre-feasibility study, after which the expenditure is capitalized as a mine development cost.

Expenditures related to extensions of mineral deposits which are already being mined or developed, including expenditures on the definition of mineralization of such mineral deposits, is capitalized as a mine development cost following the completion of an economic evaluation which is equivalent to the completion of a pre-feasibility study.

Properties purchased are recorded at fair value on the date of acquisition and are included in "Mineral properties and fixed assets" on the consolidated balance sheets.

Income and mining taxes

The provisions for income and mining taxes are based on the liability method. Future income taxes arise from the recognition of the tax consequences of temporary differences by applying substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

Future withholding taxes are provided on the unremitted net earnings of foreign subsidiaries, to the extent that dividends or other repatriations are anticipated in the future and will be subject to such taxes.

Share incentive plan

The Company has a share incentive plan (the "Plan"), which consists of a share purchase plan ("Share Purchase Plan"), a share option plan ("Share Option Plan") and a share bonus plan ("Share Bonus Plan"), which is administered by the directors of the Company. The Plan provides that eligible persons thereunder include any director, full-time or part-time employee, officer or consultant of the Company or any subsidiary thereof. The Plan is described in note 14. The Company uses the fair value method of accounting to recognize an expense for stock-based compensation issued to employees through the Share Option Plan. The expense is recognized over the options vesting period. Common Shares issued under the Plan are recorded at the issue price.

New pronouncements not adopted

The Canadian Institute of Chartered Accountants issued the following accounting standards effective for the fiscal years beginning on or after October 1, 2006: Accounting Standards Section 1530 "Comprehensive Income"; Accounting Standards Section 3855 "Financial Instruments - Recognition and Measurement"; Accounting Standards Section 3861 "Financial Instruments - Presentation and Disclosure"; and, Accounting Standards Section 3865 - "Hedges". These sections require certain financial instruments and hedge positions to be recorded at fair value. The standards also introduce the concept of comprehensive income and accumulated other comprehensive income.

Adoption of these standards will be effective from January 1, 2007 on a prospective basis without retroactive restatement of prior periods, except for the reclassification of equity balances to reflect "Accumulated other comprehensive income" which will include foreign currency translation adjustments.

Under the new standard, financial instruments designated as "held-for-trading" and "available-for-sale" will be carried at their fair value while financial instruments such as "loans and receivables", "financial liabilities" and those classified as "held-to-maturity" will be carried at their amortized cost. All derivatives will be carried on the consolidated balance sheets at their fair value, including derivatives designated as hedges. Unrealized gains and losses on effective cash flow hedges will be carried in "Accumulated other comprehensive income", a component of "Shareholders' equity" on the consolidated balance sheets, while any gains or losses on ineffective hedges will be recognized in earnings.

Variable interest entities

On January 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants Accounting Guideline No. 15 - "Consolidation of Variable Interest Entities" ("AcG-15") which requires that the Company consolidate a variable interest entity when the Company has a variable interest, or combination of variable interests, that will absorb the majority of the entity's expected losses, receive the majority of the entity's expected residual returns, or both. As at December 31, 2006 and 2005, the Company had no entities which would qualify as a variable interest entity under AcG-15.

2005 and 2004 figures

Certain of the 2005 and 2004 figures have been reclassified to conform to the 2006 presentation.

2. Change in Accounting Policy for Exploration Expenditures

In the fourth quarter of 2006, the Company changed its accounting policy for exploration expenditures. Under the new policy, which has been retroactively applied, all exploration expenditures are expensed as incurred until the mineral deposit is deemed commercially recoverable, at which time all subsequent development costs are capitalized.

The effect of this change on the consolidated financial statements is as follows:

Increase (decrease) in the consolidated statements of operations and retained earnings (deficit) and balance sheet amounts for the years ended December 31:

($000's except per share amounts)	**2006**	2005	2004
Depreciation and depletion	(1,843)	(1,664)	(2,809)
Exploration expenditures	5,534	2,380	2,097
Net earnings	(3,691)	(716)	712
Deficit, beginning of year	(16,735)	(16,019)	(16,731)
Retained earnings (deficit), end of year	(20,426)	(16,735)	(16,019)
Basic earnings per Common Share	$(0.01)	$0.00	$0.00
Diluted earnings per Common Share	$(0.01)	$0.00	$0.00
Mineral properties and fixed assets	(18,315)	(14,531)	(14,215)
Cumulative translation adjustments	2,111	2,204	1,804

3. Restricted Cash

The restricted cash balance at December 31, 2006, of $1,178,000 (2005 - $3,929,000), includes $928,000 (2005 - $2,390,000) placed on deposit to cover certain reclamation costs (see note 6) and $250,000 (2005 - $250,000) to guarantee an operating lease.

4. Short-term Investments

($000's)	**2006**	2005
Marketable securities (quoted market value: 2006 - $5,501; 2005 - $421)	4,120	218
Gold bullion, at cost (quoted market value: 2005 - $2,313)	–	2,305
	4,120	**2,523**

As at December 31, 2005, the Company held 3,867 ounces of gold bullion to facilitate an instalment payment for a gold loan. The gold loan instalment was paid on January 3, 2006 and the final gold loan instalment was made on August 31, 2006 (note 9).

5. Concentrate Inventory

Concentrate inventory as at December 31, 2006 includes an amount of $20,245,000 (2005 - $23,880,000) for shipments where title and risk of ownership have been transferred to the customer but the final settlement price has not been determined. These shipments will be recognized as revenue in accordance with the Company's revenue recognition policy set out in note 1.

6. Reclamation Deposits

Cash collateral on deposit at December 31, 2006 of $13,543,000 (2005 - $6,808,000), related to future reclamation activities, are held by third parties to fund reclamation costs. The reclamation deposits at December 31, 2006 are in respect of future reclamation costs at the Langlois and the Myra Falls mines. On sale of the Caribou and Restigouche mines in 2006, the Company was reimbursed for outstanding reclamation deposits on these properties (note 15).

7. Mineral Properties and Fixed Assets

($000's)	2006			2005 (restated-see note 2)		
	Cost	Accumulated depreciation and depletion	Net book value	Cost	Accumulated depreciation and depletion	Net book value
Equipment	155,045	104,757	50,288	149,858	103,093	46,765
Mineral properties, buildings and improvements	128,222	70,576	57,646	126,919	76,799	50,120
Development	125,679	26,578	99,101	75,257	22,976	52,281
Asset retirement cost	9,997	9,148	849	10,481	9,010	1,471
	418,943	211,059	207,884	362,515	211,878	150,637

Development costs are amortized using the unit-of-production method. The amortization expense for 2006 was $4,657,000 (2005 - $5,860,000; 2004 - $6,906,000).

Equipment under capital leases at December 31 were:

($000's)	2006	2005
Equipment cost	2,416	2,416
Less: Accumulated amortization	(947)	(464)
	1,469	1,952

Equipment under capital lease is amortized on a straight-line basis over its economic life of five years. The amount of equipment lease costs that were amortized in 2006 is $483,000 (2005 - $319,000; 2004 - $111,000).

In 2005, $879,000 (2004 - $1,178,000) of mineral properties and fixed assets were written down and included in "Write-down of mineral properties and fixed assets" on the consolidated statements of operations and retained earnings (deficit). The $879,000 write-down in 2005 consisted of $187,000 of development costs at the El Mochito mine and $692,000 of fixed asset write-downs at the Nanisivik property. The $1,178,000 write-down in 2004 related to other exploration properties in the corporate and other segments.

8. Long-term Investments

Long-term investments are valued at cost, net of other than temporary impairments in value, and relate to two convertible debentures.

($000's)	2006	2005
Blue Note Metals Inc. unsecured convertible debenture	9,089	-
Taseko Mines Limited unsecured convertible debenture		
(fair market value: 2006 - $10,569; 2005 - $5,203)	5,615	5,615
	14,704	**5,615**

The unsecured subordinated convertible debenture from Blue Note Metals Inc. ("Blue Note") was issued on August 1, 2006 (note 15) in the amount of $15,000,000 and matures on August 1, 2011. The note does not bear interest and is unsecured. The debenture is convertible into common shares of Blue Note at the option of the Company, any time after the Caribou and Restigouche mines have been in commercial production for at least a twelve-month period (the "Redemption Date") and prior to the maturity date, at a price of $0.36 per share. Blue Note has the option to redeem the debenture any time after the Redemption Date and up to and including the maturity date by a cash payment or on maturity by issuing common shares at a price of $0.36 per share. Management determined the fair value of the debenture on acquisition to be $9,089,000.

The unsecured convertible debenture from Taseko Mines Limited ("Taseko") was issued on July 21, 1999, for $17,000,000 and matures on July 21, 2009 and does not bear interest. The debenture is convertible into common shares of Taseko over a ten-year period from the date of issuance commencing at a price of $3.14 per share escalating by $0.25 each year thereafter. From the fifth anniversary date until the tenth anniversary, the outstanding principal may, at the election of Taseko, be converted into common shares at the then prevailing share price.

9. Short-term Debt

($000's)	2006	2005
Reimbursable government assistance, unsecured, non-interest bearing	2,041	1,541
Gold loan (note 4)	-	11,563
Prepayment facility, current portion (note 10)	-	1,458
Other	128	23
	2,169	**14,585**

Reimbursable government assistance relates to the Langlois mine with $500,000 related to Zone 97 and being payable when Zone 97 is profitable. The remaining balance relates to the installation of a hydro line at the Langlois mine and is payable in April 2007.

On August 26, 2005, the Company entered into a gold loan agreement. Under the terms of the agreement, the Company borrowed 23,200 ounces of gold bullion valued at $11,889,000 (US$10,000,000). The gold loan bore interest at 2.9% per annum with principal gold bullion repayments in six equal instalments over 13 months. The final gold bullion principal repayment was made on August 31, 2006. The Company did not apply hedge accounting to the gold loan and accordingly, the gold loan was re-measured at each balance sheet date and any gains or losses were recognized in income. As at December 31, 2006, nil (2005 - 19,333) ounces of gold bullion remained outstanding. As at December 31, 2005, financing fees amounting to $242,000 had been deferred and were being amortized on a straight-line basis over the life of the gold loan.

10. Long-term Debt

($000's)	2006	2005
Reimbursable government assistance, unsecured, non-interest bearing (note 9)	2,041	2,041
Prepayment facility	-	5,101
Total	2,041	7,142
Less current portion	2,041	2,999
	-	4,143

On May 17, 2005, the Company entered into a contract with a customer whereby the customer made a prepayment of US$5,000,000 against future deliveries of zinc concentrate for the years 2005 through 2009 with interest payable at six month LIBOR plus 3.5%. This prepayment facility was repaid in May 2006 prior to scheduled maturity and the related deferred financing fee of $102,000 at December 31, 2005 was included in "Interest and financing" on the consolidated statement of operations and retained earnings (deficit).

11. Royalty Obligation

In December 2005, the Company entered into a royalty agreement ("2005 Second Royalty Agreement") with Red Mile Resources No. 4 Limited Partnership ("Red Mile No.4") whereby the Company sold a basic royalty ("Second Basic Royalty") on a portion of the payable zinc production over the life of the Myra Falls mine. The Company received cash of $56,500,000 which included royalty income of $50,500,000, indemnity fee income of $1,141,000, interest income of $4,469,000 and prepaid interest income of $390,000.

In December 2004, the Company entered into a royalty agreement ("2004 First Royalty Agreement") with Red Mile Resources No. 5 Limited Partnership ("Red Mile No.5") whereby the Company sold a basic royalty ("First Basic Royalty") on a portion of the payable zinc production over the life of the Myra Falls mine. The Company received cash of $13,540,000, which included royalty income of $11,979,000, indemnity fee income of $564,000, interest income of $520,000 and prepaid interest income of $477,000.

Under the terms of the 2005 Second Royalty Agreement (2004 First Royalty Agreement), the Company is required to make Second Basic Royalty (First Basic Royalty) payments at fixed amounts per pound of payable zinc produced, which escalates from $0.0016 per pound to $0.1373 per pound (First Basic Royalty from $0.003 per pound to $0.016 per pound) over the first 12 years of the agreement. In addition, for the years 2011 through 2015 (Red Mile No.5 years 2010 through 2014), the Company granted Red Mile No.4 a net smelter return of 1.50%, 2.25% or 3.00% (Red Mile No.5 a net smelter return of 0.4%, 0.5% or 0.7%) if the average price of zinc in a given calendar year exceeds US$2,600, US$2,800 or US$3,000 per tonne (Red Mile No.5 average zinc prices of US$2,250, US$2,500 or US$2,750 per tonne), respectively.

The Red Mile No.4 royalty income component of the cash received of $50,500,000 (Red Mile No.5 - $11,785,000) was placed with a financial institution for which the Company received a restricted promissory note. The restricted promissory note earns interest at 6% (Red Mile No.5 - 6%) per annum which is recorded in "Investment and other income" on the consolidated statements of operations and retained earnings (deficit) and matures on February 15, 2015 (Red Mile No.5 - December 15, 2014). Pursuant to the 2005 Second Royalty Agreement and the 2004 First Royalty Agreement, interest earned from the restricted promissory notes and a portion of the principal must be used to fund the expected basic royalty payments during the first ten years of each agreement.

Under certain circumstances, the Company has the right, by way of a call option, to acquire the partnership units of Red Mile No.4 and Red Mile No.5 for the lower of market value or the outstanding amount of the restricted promissory note at the end of the tenth year of the respective royalty agreements.

The royalty income received from Red Mile No.5 and Red Mile No.4 is accounted for as debt. The long-term portion is included in "Royalty obligation" and the current portion is included in "Accounts payable and accrued liabilities" on the consolidated balance sheets. The deemed interest rate for these amounts under the 2005 Second Royalty Agreement and the 2004 First Royalty Agreement are 6.00% and 6.11% per annum respectively and the charges are included in "Interest and financing" on the consolidated statements of operations and retained earnings (deficit).

The prepaid interest income and the indemnity fee received under the 2005 Second Royalty Agreement and the 2004 First Royalty Agreement have been recorded in "Deferred income" on the consolidated balance sheets and are being amortized into income over the life of the respective agreements reflected in "Investment and other income" on the consolidated statements of operations and retained earnings (deficit). As at December 31, 2006, prepaid interest income and the deferred indemnity fee totalled $3,575,000 and $1,362,000 respectively (2005 - $4,022,000 and $1,526,000 respectively). Total interest expense for the year ended December 31, 2006 was $3,793,000 (2005 - $719,000; 2004 - $Nil) and total interest income for the year ended December 31, 2006 was $4,240,000 (2005 - $715,000; 2004 - $Nil).

12. Reclamation, Closure Cost Accruals and Other Environmental Obligations

($000's)	2006	2005
Asset retirement obligations	33,015	41,542
Closure cost accruals	2,059	2,150
Other environmental obligations	5,486	6,572
	40,560	50,264
Less current portion	8,267	10,165
	32,293	**40,099**

Other environmental obligations represent expenditures required to complete modifications to the tailings facility at the Myra Falls mine. The Company expects to complete the required work by 2008. The estimated obligation was recorded and is being reduced by actual expenditures incurred. As at December 31, 2006, the expenditures since acquisition have been $9,378,000 (2005 - $8,292,000). The current portion of $2,001,000 (2005 - $2,001,000) is included in "Current portion of reclamation, closure cost accruals and other environmental obligations" on the consolidated balance sheets.

Asset Retirement Obligations *($000's)*	
As at December 31, 2005	41,542
Reduction on disposal of Caribou and Restigouche mines (note 15)	(5,485)
Change in timing of cash flow	(483)
Accretion (included in reclamation and closure costs)	2,894
Expenditures	(5,432)
Impact of foreign exchange	(21)
As at December 31, 2006	33,015
Less: current portion included in Current portion of reclamation, closure cost accruals and other environmental obligations	5,646
	27,369

The estimated amount of undiscounted cash flow required to satisfy the asset retirement obligations as at December 31, 2006, was $101,094,000 (2005 - $114,429,000). The expected timing of payments ranges from 2007 to 2119, and the credit-adjusted risk-free rates at which the estimated cash flow has been discounted to arrive at the obligation, ranges from 7.17% to 7.89% (2005 - 7.17% to 7.89%). The estimated amount of undiscounted cash flow for December 31, 2006, includes an amount of $66,329,000 (2005 - $66,329,000) which is for water treatment at the Myra Falls mine in perpetuity.

13. Employee Future Benefits

The Company's unionized hourly employees at the Myra Falls mine have a defined benefit pension plan with the employees' benefits under this plan specified by a collective agreement. The pension plan is a flat benefit plan and there are no indexation features. The Company also provides extended health and dental benefits for certain employees and former employees of the Myra Falls mine. The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year. Actuarial reports valuing this hourly plan are prepared every three years using the projected accrued benefit method, with December 31, 2004 being the most recent valuation and December 31, 2007 being the next required valuation.

The details of the Company's benefit plans as at December 31 are as follows:

($000's)	Pension Benefit Plans 2006	Pension Benefit Plans 2005	Other Benefit Plans 2006	Other Benefit Plans 2005
Expected long-term rate of return on plan assets	7.0%	7.0%	N/A	N/A
Discount rate on accrued pension obligations	5.25%	5.0%	5.25%	5.0%
Rate of compensation increase	N/A	N/A	N/A	N/A
Assumed health care cost trend rates at December 31:				
Initial health care cost trend rate			12.0%	12.0%
Cost trend rate declines to			5.0%	5.0%
Year that the rate reaches the rate it is assumed to remain at			2015	2015
Dental care rate of expense increase			4.0%	4.0%

	Pension Benefit Plans 2006	Pension Benefit Plans 2005	Other Benefit Plans 2006	Other Benefit Plans 2005
Pension expense				
Current service cost	1,463	1,200	18	17
Interest cost on accrued benefit obligation	2,013	1,910	38	66
Expected return on pension fund assets	(1,998)	(1,697)	–	–
Amortization of experience gains/losses	370	216	(42)	61
Amortization of past service cost	216	–	61	–
	2,064	**1,629**	**75**	**144**
Accrued benefit obligations				
Balance, beginning of year	39,504	31,119	795	1,104
Current service cost	1,463	1,200	18	17
Interest cost	2,013	1,910	39	65
Benefits paid	(1,403)	(969)	(95)	(63)
Actuarial (gain) loss	(1,354)	6,244	69	(328)
Balance, end of year	**40,223**	**39,504**	**826**	**795**
Plan assets				
Fair value, beginning of year	27,773	23,333	–	–
Actual return on plan assets	3,495	2,633	–	–
Employer contributions	2,930	2,776	95	64
Benefits paid	(1,403)	(969)	(95)	(64)
Fair value, end of year	**32,795**	**27,773**	–	–
Funded Status				
Fair value of plan assets	32,795	27,773	–	–
Accrued benefit obligations	40,223	39,504	826	795
Plan deficit	**(7,428)**	**(11,731)**	**(826)**	**(795)**
Unamortized actuarial loss (gain)	2,597	5,818	(220)	(332)
Unamortized past service costs	1,080	1,296	304	365
Pension liability	**(3,751)**	**(4,617)**	**(742)**	**(762)**

The assumed health care cost trend rates can affect the amounts reported for the health care plan:

($000's)	2006		2005	
	1 Percentage - Point increase	1 Percentage - Point decrease	1 Percentage - Point increase	1 Percentage - Point decrease
Effect on service cost	0.3	(0.2)	0.5	(0.1)
Effect on interest cost	0.9	(0.8)	1.3	(1.3)
Effect on year-end accrued benefit obligation	19.5	(29.5)	17.2	(16.0)

Plan Assets

The allocation of plan assets is set forth in the Investment Policy Statement. The Investment Policy Statement delegates authority to the Employee Benefits Committee to maintain and establish investment policies relating to the defined benefit plans. These policies and any changes to these policies are approved by the Board of Directors of the Company. The Company has adopted the following standards for the Employee Benefits Committee to follow when deciding how to invest the plan assets.

Assets shall be invested:

(a) in the sole interest of the plan participants and beneficiaries;

(b) with the care, skill, prudence and diligence under the circumstances then prevailing that a prudent person acting in like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and of like aims; and

(c) by diversifying the investments so as to minimize the risk of large losses as well as provide a reasonable rate of return on the assets.

The following table summarizes the pension plan's weighted-average asset allocation percentages by asset category:

($000's)	2006	2005
Money market	9.0%	7.0%
Fixed income	42.0%	38.5%
Equity	49.0%	54.5%
Total	100.0%	100.0%

The benefit plan assets are managed by a major insurance company and the Company has chosen to invest in their diversified fund which has a target investment allocation of 15% - 20% in foreign equity, 20% - 40% in Canadian equity and 40% - 60% in fixed income. The diversified fund invests in several of its segregated funds, which include Canadian and foreign stocks, Canadian bonds and mortgages to achieve diversification. The performance objective of the diversified fund is to exceed the median rate of return of a representative sample of comparable funds over rolling five-year periods. The assumption for the expected long-term rate of return on plan assets is based on the relative weighting of plan assets, the historical experience of the portfolio and the review of projected returns by asset class on broad, publicly traded equity and fixed-income indices.

Contributions

The Company expects to contribute $1,130,000 to its defined benefit pension plan and $490,000 for its post-retirement benefit plans in 2007.

Estimated future benefit payments

($000's)	Defined benefit pension plan	Other benefits
2007	1,130	490
2008	1,256	513
2009	1,345	589
2010	1,491	642
2011	1,743	716
Aggregate of five years thereafter	38,125	0

At the December 31, 2004 actuarial report date, it was assumed that the mine would cease operations on December 31, 2011. Benefit payments are assumed to cease after December 31, 2011, for the retirement supplement plan, the voluntary early retirement allowance, and the other benefit plans, as the obligation related to these plans will cease once the Myra Falls mine ceases operation. No change was made to the defined benefit pension plan assumptions as pension payments are assumed to continue after the mine ceases operations.

14. Shareholders' Equity

Shareholders' equity consists of the following:

($000's)	2006	2005 (restated-see note 2)
Capital stock	167,093	335,512
Warrants (h)	8,561	8,561
Contributed surplus	793	3,300
Retained earnings (deficit)	139,795	(189,663)
Cumulative translation adjustments	(7,689)	(9,495)
	308,553	**148,215**

The Company is authorized to issue 200,000,000 preferred shares and an unlimited number of common shares ("Common Shares"). No preferred shares were issued or outstanding on December 31, 2006 and 2005.

Common shares issued:

(000's)	Number of shares	Amount $
As at December 31, 2004	363,156	326,403
Private placement (a)	13,000	7,081
Exercise of warrants (b) and (c)	1,500	295
Employee share option plan - proceeds of options exercised (d)	2,841	899
Value ascribed to options exercised under stock-based compensation (d)	–	629
Employee share purchase plan (e)	420	205
As at December 31, 2005	380,917	335,512
Reduction of stated capital (f)	–	(169,628)
Renunciation of flow-through share value (a)	–	(2,346)
Issue of Common Shares to settle a liability (g)	750	848
Exercise of warrants (c)	1,000	190
Employee share option plan - proceeds of options exercised (d)	2,805	1,538
Value ascribed to options exercised under stock-based compensation (d)	–	815
Employee share purchase plan (e)	174	164
As at December 31, 2006	**385,646**	**167,093**

a) In August 2005, the Company issued an aggregate of 3,000,000 flow-through Common Shares by way of private placement at a price of $0.46 per Common Share exclusive of share issuance costs of $4,000 to CMP 2005 Resource Limited Partnership ("CMP") and Canada Dominion Resources 2005 Limited Partnership ("CDR"). The flow-through Common Shares had a four-month hold period. The proceeds were used to finance exploration activities in Québec. CMP and CDR are managed by an affiliate of Dundee Corporation ("Dundee") which is a significant shareholder of the Company.

In December 2005, the Company issued 10,000,000 flow-through Common Shares by way of private placement at a price of $0.60 per Common Share exclusive of share issuance costs of $295,000. The flow-through Common Shares had a four-month hold period. The proceeds were used to finance exploration activities in Québec. A director of the Company purchased 145,586 of the flow-through Common Shares issued pursuant to the private placement.

In February 2006, the Company renounced $7,380,000 in Canadian exploration expenses to investors of flow-through common shares in 2005. The tax value of the renunciation has been recorded as a liability and charged against share capital. Since the Company has a valuation allowance, which reduces the future income tax assets, the valuation allowance has been reduced and an income tax recovery has been recognized in the consolidated statements of operation and retained earnings (deficit).

b) In consideration for restructuring a debt facility in 2001 and 2002, the Company granted warrants to a bank syndicate to purchase an aggregate of 1,000,000 Common Shares at $0.21 per Common Share. The warrants were exercisable until May 8, 2005. No value was ascribed to these warrants on the date of issue. During the year ended December 31, 2005, 500,000 (2004 - 250,000) of these warrants were exercised and, at December 31, 2005, none were outstanding.

In consideration for restructuring a debt facility in 2001 and 2002, Dundee received warrants to purchase an aggregate of 30,801,410 Common Shares at $0.20 per Common Share. One-half of these warrants are exercisable until March 2, 2007 and the remainder are exercisable until May 2, 2007. No value was ascribed to these warrants on the date of issue. At December 31, 2006, the 30,801,410 warrants were outstanding.

c) In consideration for restructuring certain credit facilities, the Company - pursuant to an agreement dated December 23, 2002 - granted warrants to certain lenders and Dundee to purchase an aggregate of 2,000,000 and 1,000,000 Common Shares respectively, at $0.19 per Common Share with an expiry date of March 27, 2006. In 2006, 1,000,000 of these warrants were exercised by Dundee and, in 2005, 1,000,000 of these warrants were exercised by certain lenders. At December 31, 2006, none (2005 - 1,000,000) of these warrants were outstanding.

d) Share option transactions were as follows:

	Options *(000's)*	Weighted-average exercise price
As at December 31, 2004	13,670	$ 1.06
Granted	2,250	0.45
Exercised	(2,841)	0.32
Forfeited	(934)	0.62
Expired	(2,060)	2.33
As at December 31, 2005	10,085	$ 0.88
Granted	3,545	1.21
Exercised	(2,805)	0.55
Forfeited	(478)	0.82
Expired	(812)	2.20
As at December 31, 2006	**9,535**	**$ 1.00**

As at December 31, 2006:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	**Shares outstanding** *(000's)*	**Weighted-average remaining contractual life**	**Weighted-average exercise price**	**Shares exercisable** *(000's)*	**Weighted-average exercise price**
$0.19 - $0.50	3,689	4 years 131 days	$0.32	3,128	$0.31
$0.51 - $1.50	4,324	3 years 207 days	$0.98	2,543	$0.89
$1.51 - $3.00	939	4 years 41 days	$1.72	483	$1.91
$3.01 - $8.20	583	1 year 160 days	$4.23	583	$4.23
	9,535			**6,737**	

Pursuant to the Share Option Plan, the Board of Directors have the authority to grant options, and to establish the exercise price of the option at the time each option is granted, at a price not less than the closing price of the Common Shares on the Toronto Stock Exchange ("TSX") on the trading day immediately preceding the date of the grant of such option.

Options issued after 2003 must be exercised no later than five years after the date of the grant, and options issued prior to 2003 must be exercised no later than ten years after the date of the grant and are subject to vesting provisions unless the Board of Directors of the Company determines otherwise. One third of the options become exercisable on each of: the date of granting such options; the first anniversary date of the date of granting such options; and, the second anniversary date of the date of granting such options.

The outstanding share options at December 31, 2006 expire at various dates between February 13, 2007 and August 11, 2013. The number of shares available for grants of options under the share option plan as at December 31, 2006, was 22,624,800.

On or after January 1, 2002, compensation expense for the stock-based compensation plan for employees under the Company's Share Option Plan has been determined based upon the fair value of awards granted. Stock-based compensation of $1,608,000 (2005 - $809,000) less the initial fair value of options exercised of $815,000, (2005 - $629,000), for a net amount of $793,000 was credited to "Contributed surplus" within shareholders' equity on the consolidated balance sheets (2005 - $180,000). The proceeds of options exercised noted above were credited to "Capital stock" within shareholders' equity on the consolidated balance sheets.

The fair value of each option grant has been estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2006	2005
Weighted-average exercise price per Common Share	$1.21	$0.45
Weighted quoted market price per Common Share at date of grant	$1.21	$0.45
Weighted-average grant-date fair value price per Common Share	$0.73	$0.27
Expected life (years)	5	5
Risk free interest rate	4.32%	3.44%
Expected volatility	69%	69%
Dividend yield	0%	0%

e) Under the Share Purchase Plan, employees of the Company who fall under a certain classification can contribute up to 10% of their annual basic salary to purchase Common Shares. All other employees who qualify under the Share Purchase Plan can contribute up to 5% of their annual basic salary to purchase Common Shares. The Company matches each participant's contribution. The purchase price per Common Share is the weighted-average of the trading prices of the Common Shares on the TSX for the calendar quarter in respect of which the Common Shares are issued. Common Shares acquired with the Company's contribution are held in trust and delivered to employees 12 months following their date of issue. The Company issued 174,000 Common Shares pursuant to the Share Purchase Plan during 2006 (2005 - 420,000). The number of shares authorized for issue and available for issue under the share purchase plan as at December 31, 2006 was 8,500,000 (2005 - 7,500,000) and 3,220,393 (2005 - 2,431,206) respectively.

f) At the annual and special meeting held on June 8, 2006, the shareholders approved a special resolution to reduce the stated capital of the Company by an amount of $172,928,000, which was equal to the accumulated deficit as at December 31, 2005 prior to the change in accounting policy (note 2). Capital stock was reduced by $169,628,000, contributed surplus was reduced by $3,300,000 and the deficit was reduced by $172,928,000.

At the annual and special meeting held on June 8, 2006, the shareholders approved a special resolution to amend the Plan to increase the maximum number of Common Shares of the Company that may be reserved for issuance for all purposes under the Plan from 34,500,000 to 54,500,000. The increase of 20,000,000 Common Shares was allotted as follows: (i) the number of Common Shares reserved for issuance under the Share Purchase Plan was increased by 1,000,000 (December 31, 2006 maximum 8,500,000); (ii) the number of Common Shares reserved for issuance under the Share Option Plan was increased by 18,000,000 (December 31, 2006 maximum 41,000,000); and, (iii) the number of Common Shares reserved for issuance under the Share Bonus Plan was increased by 1,000,000 (December 31, 2006 maximum 5,000,000).

The Company's Share Bonus Plan permits Common Shares to be issued as a discretionary bonus to any director, full-time or part-time employee, officer or consultant of the Company, or any subsidiary thereof, who is designated under the Share Bonus Plan from time to time. As at December 31, 2006, 2005 and 2004, the Company had issued 1,200,000 Common Shares under the Share Bonus Plan and had available but un-issued at December 31, 2006 3,800,000 Common Shares (2005 - 2,800,000 Common Shares).

g) On June 12, 2006, the Company issued 750,000 Common Shares at a price of $1.13 per share to settle an outstanding lawsuit (notes 15 and 20(b)).

h) On January 28, 2004, the Company completed the sale of 57,142,858 units to a syndicate of underwriters at a purchase price of $0.70 per unit, for net proceeds of $37,027,000, net of costs of issue of approximately $2,973,000. Each unit consisted of one Common Share and one-half of one Common Share purchase warrant. Each whole warrant entitles the holder to acquire one Common Share at a price of $1.00 at any time until January 28, 2009. The fair value of the warrants of $7,211,000, net of costs of issue, is included in shareholders' equity on the consolidated balance sheets as "Warrants".

On July 23, 2004, the Company acquired the Myra Falls mine for consideration which included 5,000,000 warrants exercisable at $1.00 per Common Share with an expiry date of January 28, 2009. The fair value ascribed to the warrants of $1,350,000 is included in shareholders' equity on the consolidated balance sheets as "Warrants".

The above warrants are listed on the TSX and as at December 31, 2006 entitled warrants holders to acquire 33,571,429 (December 31, 2005 - 33,571,429) Common Shares of the Company.

15. Other Non-producing Property (Income) Costs

Other non-producing property income of $9,581,000 for the year ended December 31, 2006 includes: (i) On August 1, 2006, the Company sold the Caribou and Restigouche mines including certain assets and reclamation liabilities to Blue Note. Under the terms of the agreement, Blue Note replaced the Company's reclamation deposit of $5,852,000 with the Government of New Brunswick and issued to the Company a $15,000,000 unsecured subordinated convertible debenture with a maturity of five years (note 8). The Company will also receive a 1 to 2% net smelter return royalty payable quarterly on zinc metal production provided the average price of zinc for the quarter as determined by the London Metal Exchange is above US$0.65 per pound. The gain of $13,818,000 on sale of the Caribou and Restigouche mines was included in other non-producing property (income) costs and (ii) a charge of $1,330,000 to settle a claim against the Company and CanZinco Ltd., a wholly-owned subsidiary of the Company, by Kalwea Financial Corp., BVI ("Kalwea") (note 20).

Due to the depletion of mineral reserves, the Company closed the Nanisivik, Bouchard-Hébert and Bougrine mines in September 2002, February 2005 and September 2005 respectively. The Company also suspended operations at the Caribou and Langlois mine in 1998 and 2000 respectively. In 2006, in addition to the amounts in (i) and (ii) above, $2,907,000 (2005 - $9,035,000; 2004 - $8,638,000) of care and maintenance costs were incurred on the Nanisivik, Bouchard-Hébert, Bougrine and Caribou mines. Prior to November 2005, the Langlois mine was held on a care and maintenance basis.

16. Income and Mining Taxes

Income and mining taxes differ from the amount computed by applying the statutory federal income tax rate for the year ended December 31, 2006 of 37% (2005 - 36%, 2004 - 37%) to net earnings, excluding income and mining taxes. The differences are summarized as follows:

($000's)	2006	2005	2004
Tax provision (recovery) at statutory rate	57,598	2,812	1,180
Federal resource allowance	(1,548)	608	(1,035)
Unrecognized tax benefit relating to losses	4,633	7,806	4,366
Current year losses recognized	(20,232)	–	–
Reduction in valuation allowance	(2,345)	–	–
Different effective tax rates on earnings (losses) in foreign subsidiaries	(13,034)	(5,291)	(163)
Benefit of previously unrecognized losses available for carry forward	(25,777)	(13,231)	(5,107)
Other	(6,516)	161	108
Mining taxes	5,964	149	1,222
	(1,257)	**(6,986)**	**571**

As at December 31, 2006, the significant components of the Company's future tax assets (liabilities) were as follows:

($000's)	2006	2005
Future tax assets		
Loss carry forwards	26,540	60,420
Mineral properties and fixed assets	213,237	227,435
Reclamation and closure cost accruals	12,721	17,658
Deferred income	2,104	2,518
Future tax assets before valuation allowance	254,602	308,031
Valuation allowance	226,417	301,514
Future tax assets	28,185	6,517
Future tax liabilities		
Mineral properties - mining tax	(7,089)	(1,921)
Net future tax assets	**21,096**	**4,596**

($000's)	2006	2005	2004
Income and mining tax provision (recovery)			
Current income and mining tax provision (recovery)	14,209	(709)	(148)
Future income and mining tax (recovery) provision	(15,466)	(6,277)	719
	(1,257)	**(6,986)**	**571**

At December 31, 2006, the Company has net operating loss carry forwards in Canada of approximately $80,000,000, which expire at various dates through 2016.

17. Financial Instruments

The Company manages its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates by entering into derivative financial contracts in accordance with the Company's formal risk management policy approved by the Board of Directors and managed by the Company's Hedge Committee. The Company does not hold or issue derivative contracts for speculative or trading purposes.

The Company's short-term financial instruments, made up of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, and short-term debt are carried at cost which, due to their short-term nature, approximates their fair value.

These fair value estimates are management's best estimates and are not necessarily indicative of the amounts the Company might pay or receive in actual market transactions. The amounts realized in an actual transaction may differ from these estimates. Potential taxes and other transaction costs have not been considered in estimating fair value.

Credit Risk

The Company is subject to credit risk through trade receivables. The Company manages this risk through evaluation and monitoring processes and carries credit insurance when necessary. Credit risk is further mitigated through the use of provisional payment arrangements and the use of letters of credit where appropriate. Credit risk also relates to derivative contracts arising from the possibility that a counterparty to an instrument in which the Company has an unrealized gain fails to perform. The Company does not consider the credit risk associated with these financial instruments to be significant.

Foreign Exchange Risk

The Company operates using principally the Canadian dollar and the US dollar, and may be negatively affected by fluctuations in foreign exchange rates. The Company manages this risk by minimizing the number of transactions that result in the settlement currency differing from the currency of the initial transaction. In addition, the Company's sales are denominated primarily in US dollars, while a significant percentage of its expenses are denominated in non-US dollars. This exposes the Company to increased volatility in earnings due to fluctuations in foreign exchange rates. The Company periodically uses forward foreign exchange contracts to hedge the exchange rates on identifiable foreign currency exposures. Gains and losses on these contracts when they are designated as hedges are reported as a component of the related transactions.

The Company had no foreign exchange contracts outstanding at December 31, 2006 and 2005.

Commodity Price Risk

The profitability of the Company is directly related to the market price of metals produced. The Company reduces price risk by hedging against the price of metals for a portion of its production. The main tools used to protect against price risk are forward contracts and options. Various strategies are available using these tools including spot deferred and synthetic puts.

The Company periodically enters into forward sales and written call options to effectively provide a minimum price for a portion of inventories and future production. In 2006 and 2005, the Company chose not to apply hedge accounting. As a result, outstanding derivative contracts were marked-to-market and gains and losses were recognized through earnings each period.

The Company had no commodity hedges outstanding at December 31, 2006. At December 31, 2005, the Company had 1,050,000 ounces of silver call options with an average strike price of US$7.50 per ounce maturing from January to June 2006 and 25,000 ounces of gold call options with an average strike price of US$455 per ounce maturing in December 2006.

18. Related Party Transactions

All related party transactions are disclosed elsewhere in these consolidated financial statements (note 14) except for the following:

a) As at December 31, 2005, management fees payable to Dundee totalling $500,000 relating to $250,000 in each of 2003 and 2002 are outstanding and are included in "Accounts payable and accrued liabilities" on the consolidated balance sheets.

b) For the year ended December 31, 2004, the Company provided to Glencairn Gold Corporation ("Glencairn"), formerly Black Hawk Mining Inc., a company that was related through common directorship, logistic and procurement services which enable both companies to reduce costs and negotiate favourable terms for the purchase of materials and supplies. Due to the change in the composition of the Board of Directors of Glencairn, for the years ended December 31, 2006 and 2005, Glencairn was not considered to be a related party.

For the year ended December 31, 2004, sale of supplies and charges for administrative services to Glencairn totalled $652,000. This amount has been reflected in the consolidated statements of operations and retained earnings (deficit) as a cost recovery and accordingly, is reflected as a reduction in either "Direct operating costs" or "General and administrative expenses".

19. Guarantees

a) At December 31, 2006 and 2005, the Company has an outstanding letter of credit in the amount of $250,000 which is renewable annually and relates to the operating lease at the Nanisivik mine (note 6).

b) In consideration for the receipt of indemnity fees of $564,000 and $1,141,000 from Wilshire Financial Services Inc. ("Wilshire") related to the 2004 First Royalty Agreement (note 11) and the 2005 Second Royalty Agreement (note 11) respectively, the Company has indemnified and holds harmless Wilshire from and against any and all losses based upon, arising out of, or otherwise in connection with or as a result of any claims relating to a breach or default by the Company under the 2004 First Royalty Agreement and the 2005 Second Royalty Agreement. As at December 31, 2006, the maximum liability was $11,785,000 (2005 - $11,785,000) and $50,500,000 (2005 - $50,500,000) under the 2004 First Royalty Agreement and the 2005 Second Royalty Agreement respectively. The indemnity fees were deferred and are being amortized on a straight-line basis over the term of the respective agreements.

20. Contingencies and Commitments

a) On October 10, 2002, the Nunavut Water Board ("NWB") issued to the Company a renewal of its water license, for a period of 5.5 years commencing on October 1, 2002. One of the conditions contained in the water license renewal was a requirement that the Company guarantee the financial security required by the license. The NWB established that the amount of security required by the license was $17,600,000. Of that amount $5,000,000 had been previously posted in the form of indemnity bonds pursuant to the expired water license. The issue of the outstanding balance of $12,600,000 was to have been addressed by the Company within 30 days of the issuance of the water license.

In February 2003, the Company delivered to the Department of Indian Affairs and Northern Development ("DIAND"), the federal government agency responsible for the administration of financial security matters related to any water license issued by the NWB, an unsecured promissory note in the amount of $1,000,000 in order to satisfy the full requirement for financial security set out in the expired water license. On July 31, 2003, the indemnity bond in place in the amount of $5,000,000 to satisfy the previous water license expired, and it too was replaced by an unsecured promissory note issued by the Company. These two unsecured promissory notes satisfied the full requirement for financial security set out in the previous water license.

Following the issuance of the new water license in October 2002, protracted discussions were held with DIAND regarding the form of security to be adopted to satisfy the financial security requirements of the new water license. Those discussions culminated in March 2005, when another unsecured promissory note was issued by the Company in the amount of $11,600,000 to satisfy the balance of the financial security requirement. With that transaction, the full amount of the financial security required, being $17,600,000, has been satisfied using unsecured promissory notes.

b) In 2003, Kalwea commenced an action against the Company for damages in the amount of $560,000 plus additional annual minimum royalty payments of $70,000 each quarter on October 1, January 1, April 1, and July 1, sequentially. Kalwea claimed a transfer of certain mining claims in Restigouche County, New Brunswick. The Company and Kalwea signed a settlement agreement on June 12, 2006 whereby the claims were dismissed (note 15).

c) Taseko and Gibraltar Mines Ltd. ("Gibraltar") had notified Boliden Westmin (Canada) Limited ("BWCL") (now a wholly-owned subsidiary of the Company) and others in 2001 about indemnification claims made by Gibraltar pursuant to the asset purchase agreement entered into in 1999, whereby Gibraltar acquired certain assets from BWCL on July 21, 1999. The claims were described as (a) latent tax liabilities estimated to be $3,750,000 relating to an environmental reclamation deposit that was transferred to Gibraltar, (b) potential tax liability estimated to be in excess of $500,000 with respect to an employee severance trust (if this claim is successful, it exposes the Company to further direct liabilities which have not been quantified), and (c) a claim for the potential loss of credits under the British Columbia Mineral Tax Act in the amount of $54,000,000 as a result of alleged delays in signing an election and transfer form.

In June 2006, Taseko and Gibraltar served a statement of claim on the Company and Boliden Ltd. (former parent corporation of BWCL). In December 2006, the Company filed a statement of defense on its own behalf and on behalf of Boliden Ltd. in accordance with the indemnification obligations pursuant to the share exchange agreement dated July 8, 2004 between the Company and Boliden Ltd. While a final outcome cannot be determined at this early stage, the Company believes at this time that the claims are without substantial merit and that liability, if any, is not likely to have a material effect on the Company's financial position.

Regarding claim (c) noted above, based on previous correspondence from Taseko and the exclusion of this claim from the statement of claim, the Company believes this claim has been withdrawn.

d) The Company is also involved in other legal proceedings and claims, which arise in the ordinary course of its business. The Company believes these claims are without merit and is vigorously defending them. In the opinion of the management, the amount of ultimate liability with respect to these actions will not materially affect the financial position, results of operations or cash flow of the Company.

e) The Company's mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

f) Lease Commitments

The Company is committed to payments for operating leases for business premises and equipment and future minimum lease payments under capital leases as follows:

($000's)	Operating Lease Payments	Future Minimum Lease Payments
2007	791	545
2008	641	300
2009	443	146
2010	361	121
2011	34	–
2012 and thereafter	–	–
Sub-total	2,270	1,112
Less: amount representing interest at rates ranging from 4.1% to 9.0%	N/A	(117)
	2,270	**995**

21. Segment Information

The Company operates in the mining industry and has operating mines in Honduras (El Mochito), Chile (El Toqui) and Canada (Myra Falls) and has a mine under development in Canada (Langlois) as well. The Company has three mines which have been closed and are undergoing reclamation, two in Canada (Nanisivik and Bouchard-Hébert) and one in Tunisia (Bougrine). During 2006, the Company disposed of the Canadian Caribou and Restigouche mines which were on care and maintenance at the time of sale. The Company's operations produce a variety of concentrates for sale which are dependent on the particular mineralized deposits at each location and include zinc, copper, lead and gold concentrates some of which also contain silver and gold.

The accounting policies adopted by these segments are the same as those described in the Summary of Significant Accounting Policies (note 1). The products and services in each of the reportable segments, except for corporate activities, are essentially the same, the reportable segments have been determined at the level where decisions are made on the allocation of resources and capital, and where internal financial statements are available.

Segment Information

For the Year Ended December 31, 2006

($000's) Operating Segment	El Mochito Mine	El Toqui Mine	Myra Falls Mine	Langlois Mine	Total
Gross sales revenue	157,051	99,776	199,758	–	456,585
Treatment and marketing costs	(40,477)	(30,277)	(57,161)	–	(127,915)
Net revenue	116,574	69,499	142,597	–	328,670
Direct operating costs	(31,765)	(18,941)	(83,866)	–	(134,572)
Depreciation and depletion	(5,639)	(2,812)	(8,929)	–	(17,380)
Reclamation and closure costs	(770)	(298)	(1,473)	(100)	(2,641)
Contribution (loss) from mining activities	78,400	47,448	48,329	(100)	174,077
General and administrative	–	–	–	–	–
Interest and financing	–	–	–	–	–
Investment and other income	–	–	–	–	–
Loss on gold loan	–	–	(1,232)	–	(1,232)
Foreign exchange gain on US dollar denominated debt	–	–	–	–	–
Other foreign exchange loss	–	–	–	–	–
Exploration expenditures	(1,235)	(4,145)	(617)	–	(5,997)
Other non-producing property income (costs)	–	–	–	–	–
Income and mining tax (provision) recovery	(20,365)	(1,781)	26,202	(5,167)	(1,111)
Net earnings (loss)	56,800	41,522	72,682	(5,267)	165,737
Capital expenditures	9,603	8,363	16,596	39,535	74,097
Mineral properties and fixed assets	21,502	24,669	64,844	89,410	200,425
Identifiable assets	40,248	51,504	203,110	93,904	388,766

Information about major customers - Summary of net revenue from major customers for the year ended December 31, 2006.

Revenue Source	Revenue Generated From			
($000's)	Myra Falls	El Mochito	El Toqui	Total
Customer 1	62,635	–	5,037	67,672
Customer 2	50,905	8,635	1,564	61,104
Customer 3	7,946	1,593	24,236	33,775

Bougrine Mine	Bouchard-Hébert Mine	Nanisivik Mine	Caribou Mine	Total	Corporate and Other	Consolidated
(52)	–	–	–	(52)	(4,300)	452,233
68	–	–	–	68	–	(127,847)
16	–	–	–	16	(4,300)	324,386
–	–	–	–	–	–	(134,572)
–	–	–	–	–	(178)	(17,558)
(208)	(414)	(219)	(241)	(1,082)	–	(3,723)
(192)	(414)	(219)	(241)	(1,066)	(4,478)	168,533
–	–	–	–	–	(14,047)	(14,047)
–	–	–	–	–	(4,990)	(4,990)
–	–	–	–	–	8,162	8,162
–	–	–	–	–	–	(1,232)
–	–	–	–	–	313	313
–	–	–	–	–	(1,074)	(1,074)
(762)	(3,227)	–	–	(3,989)	13	(9,973)
(889)	(781)	81	11,226	9,637	(56)	9,581
–	–	–	–	–	2,368	1,257
(1,843)	(4,422)	(138)	10,985	4,582	(13,789)	156,530
1	(1)	–	–	–	1,556	75,653
1,709	2,830	1,218	–	5,757	1,702	207,884
2,201	5,030	2,371	15	9,617	110,910	509,293

Segment Information

For the Year Ended December 31, 2005

(restated-see note 2) *($000's)* **Operating Segment**	**El Mochito Mine**	**El Toqui Mine**	**Myra Falls Mine**	**Bouchard-Hébert Mine**	**Bougrine Mine**
Gross sales revenue	85,418	49,634	113,725	25,129	41,976
Treatment and marketing costs	(29,439)	(18,989)	(34,674)	(6,853)	(15,436)
Net revenue	55,979	30,645	79,051	18,276	26,540
Direct operating costs	(29,814)	(22,197)	(67,125)	(10,334)	(14,827)
Depreciation and depletion	(5,711)	(3,041)	(8,135)	(603)	(3,895)
Reclamation and closure costs	(648)	(295)	(1,371)	(283)	(432)
Contribution (loss) from mining activities	19,806	5,112	2,420	7,056	7,386
General and administrative	–	–	–	–	–
Interest and financing	–	–	–	–	–
Investment and other income	–	–	–	–	–
Loss on gold loan	–	–	(1,787)	–	–
Foreign exchange gain on US dollar denominated debt	–	–	–	–	–
Other foreign exchange loss	–	–	–	–	–
Exploration expenditures	(229)	(1,904)	–	(795)	–
Write-down of mineral properties and fixed assets	(187)	–	–	–	–
Other non-producing property costs	–	–	–	(3,468)	(778)
Income and mining tax (provision) recovery	5,453	1,003	(105)	(248)	–
Net earnings (loss)	24,843	4,211	528	2,545	6,608
Capital expenditures	7,974	5,191	17,795	311	68
Mineral properties and fixed assets	16,931	20,445	55,920	3,504	2,530
Identifiable assets	37,218	36,313	168,138	4,373	6,294

Capital expenditures for the Myra Falls mine include fixed assets purchased through capital leases of $984,000.

Information about major customers - Summary of net revenue from major customers for the year ended December 31, 2005.

Revenue Source *($000's)*	Myra Falls	El Mochito	El Toqui	Bougrine	Total
	Revenue Generated From				
Customer 1	37,959	–	–	–	37,959
Customer 2	–	6,707	15,162	6,443	28,312
Customer 3	2,952	18,088	3,239	3,312	27,591
Customer 4	4,786	19,604	–	–	24,390

Total	Langlois Mine	Nanisivik Mine	Caribou Mine	Total	Corporate and Other	Consolidated
315,882	–	–	–	–	(2,917)	312,965
(105,391)	–	–	–	–	–	(105,391)
210,491	–	–	–	–	(2,917)	207,574
(144,297)	–	–	–	–	–	(144,297)
(21,385)	–	–	–	–	(180)	(21,565)
(3,029)	(92)	(8,578)	(394)	(9,064)	–	(12,093)
41,780	(92)	(8,578)	(394)	(9,064)	(3,097)	29,619
–	–	–	–	–	(9,475)	(9,475)
–	–	–	–	–	(1,284)	(1,284)
–	–	–	–	–	2,595	2,595
(1,787)	–	–	–	–	–	(1,787)
–	–	–	–	–	492	492
–	–	–	–	–	(294)	(294)
(2,928)	–	–	–	–	13	(2,915)
(187)	–	(692)	–	(692)	–	(879)
(4,246)	(466)	(2,526)	(1,813)	(4,805)	16	(9,035)
6,103	27	72	–	99	784	6,986
38,735	(531)	(11,724)	(2,207)	(14,462)	(10,250)	14,023
31,339	5,216	(30)	–	5,186	58	36,583
99,330	49,287	1,620	–	50,907	400	150,637
252,336	51,492	3,622	1,227	56,341	33,949	342,626

Segment Information

For the Year Ended December 31, 2004

(restated-see note 2) *($000's)* **Operating Segment**	**El Mochito Mine**	**El Toqui Mine**	**Myra Falls Mine**	**Bouchard-Hébert Mine**	**Bougrine Mine**
Gross sales revenue	62,005	38,670	18,012	88,112	33,449
Treatment and marketing costs	(21,547)	(15,463)	(6,262)	(25,937)	(12,647)
Net revenue	40,458	23,207	11,750	62,175	20,802
Direct operating costs	(25,684)	(13,589)	(13,007)	(32,034)	(17,608)
Depreciation and depletion	(3,599)	(2,051)	(3,290)	(5,555)	(7,715)
Reclamation and closure costs	(605)	(294)	(542)	(1,625)	(664)
Contribution (loss) from mining activities	10,570	7,273	(5,089)	22,961	(5,185)
General and administrative	–	–	–	–	–
Interest and financing	–	–	–	–	–
Investment and other income	–	–	–	–	–
Foreign exchange loss on US dollar denominated debt	–	–	–	–	–
Other foreign exchange loss	–	–	–	–	–
Exploration expenditures	(109)	(2,415)	–	(842)	–
Write-down of mineral properties and fixed assets	–	–	–	–	–
Other non-producing property costs	–	–	–	–	–
Income and mining tax (provision) recovery	(91)	–	–	(1,234)	–
Net earnings (loss)	10,370	4,858	(5,089)	20,885	(5,185)
Capital expenditures	6,653	8,566	3,997	377	428
Mineral properties and fixed assets	15,796	19,720	46,853	5,017	4,687
Identifiable assets	37,883	35,747	97,825	14,213	16,320

Information about major customers - Summary of net revenue from major customers for the year ended December 31, 2004.

Revenue Source	**Revenue Generated From**					
($000's)	Myra Falls	Bouchard-Hébert	El Mochito	El Toqui	Bougrine	Total
Customer 1	–	53,966	–	–	–	53,966
Customer 2	3,099	–	13,290	5,099	1,819	23,307

Total	Langlois Mine	Nanisivik Mine	Caribou Mine	Total	Corporate and Other	Consolidated
240,248	–	–	–	–	51	240,299
(81,856)	–	–	–	–	–	(81,856)
158,392	–	–	–	–	51	158,443
(101,922)	–	–	–	–	–	(101,922)
(22,210)	(2)	–	–	(2)	(875)	(23,087)
(3,730)	(86)	(715)	(365)	(1,166)	–	(4,896)
30,530	(88)	(715)	(365)	(1,168)	(824)	28,538
–	–	–	–	–	(10,812)	(10,812)
–	–	–	–	–	(509)	(509)
–	–	–	–	–	843	843
–	–	–	–	–	(431)	(431)
–	–	–	–	–	(1,809)	(1,809)
(3,366)	86	–	–	86	1,183	(2,097)
–	–	–	–	–	(1,178)	(1,178)
–	(108)	(6,834)	(1,641)	(8,583)	(55)	(8,638)
(1,325)	11	–	–	11	743	(571)
25,839	(99)	(7,549)	(2,006)	(9,654)	(12,849)	3,336
20,021	4,094	(200)	–	3,894	1,678	25,593
92,073	43,938	2,342	–	46,280	505	138,858
201,988	45,691	6,954	1,210	53,855	17,415	273,258

22. Analysis of Changes in Non-Cash Working Capital Items

($000's)	**2006**	2005	2004
Accounts receivable - concentrate	(8,187)	3,161	3,693
Other receivables	(3,307)	(2,881)	(282)
Concentrate inventory	4,228	8,590	(31,784)
Materials and supplies inventory	(1,478)	2,048	2,251
Prepaid expenses and other current assets	82	1,308	(2,358)
Accounts payable and accrued liabilities	10,070	(2,205)	1,437
Provisional payments for concentrate inventory shipped and not priced	9,471	(8,220)	21,779
Income and mining taxes payable	9,580	(277)	189
	20,459	**1,524**	**(5,075)**

23. Earnings per Common Share

Basic earnings per Common Share ("EPS") has been calculated using the weighted-average number of shares outstanding during the year. The calculation of diluted earnings per Common Share has been computed using the treasury stock method which assumes that options and warrants with an exercise price lower than the average quoted market price were exercised at the later of the beginning of the period, or time of issue. In applying the treasury stock method, options and warrants with an exercise price greater than the average quoted market price of the Common Shares are not included in the calculation of diluted earnings per Common Share as the effect is anti-dilutive. The average quoted market price of the Common Shares during 2006 was $1.30 (2005 - $0.48; 2004 - $0.53).

	2006	2005	2004
		(restated-see note 2)	(restated-see note 2)
Basic earnings per Common Share	$0.41	$0.04	$0.01
Diluted earnings per Common Share	$0.37	$0.04	$0.01
Basic weighted-average number of Common Shares outstanding *(000's)*	383,748	369,190	353,508
Incremental Common Shares on assumed exercise of options and warrants *(000's)*	37,757	20,300	23,292
Weighted-average number of Common Shares used for diluted earnings per Common Share *(000's)*	**421,505**	**389,490**	**376,800**

24. Subsequent Event

On March 2, 2007, Dundee exercised 15,400,705 warrants to purchase 15,400,705 Common Shares at $0.20 per Common Share (note 14(b)). On March 14, 2007, Dundee exercised 15,400,705 warrants to purchase 15,400,705 Common Shares at $0.20 per Common Share (note14(b)).

25. Reconciliation with United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company have been prepared in accordance with Cdn. GAAP which are different in some respects from those applicable in the United States of America ("U.S. GAAP") and from practices prescribed by the United States Securities and Exchange Commission ("SEC").

Variations between balance sheet items and statements of operations items as shown in the consolidated financial statements under Cdn. GAAP and the amounts determined using U.S. GAAP are as follows:

Consolidated Balance Sheets

(Expressed in thousands of Canadian dollars)

	As at December 31, 2006				As at December 31, 2005 (restated - note 2)			
	Cdn. GAAP	Adjustments	Note 25 Reference	U.S. GAAP	Cdn. GAAP	Adjustments	Note 25 Reference	U.S. GAAP
Assets								
Cash and cash equivalents	81,412	–		81,412	18,749	(7,406)	(c)	11,343
Restricted cash	1,178	–		1,178	3,929	7,406	(c)	11,335
Short-term investments	4,120	983	(d)	5,103	2,523	203	(d)	2,726
Concentrate inventory	43,686	6,452	(b)	50,138	47,501	–		47,501
Other current assets	67,041	–		67,041	44,235	–		44,235
Mineral properties and fixed assets	207,884	(6,136)	(b)	199,960	150,637	(735)	(e)	148,444
		(592)	(e)			(1,458)	(f)	
		(1,196)	(f)					
Long-term investments	14,704	20,273	(g)	34,977	5,615	(412)	(g)	5,203
Other long-term assets	89,268	–		89,268	69,437	–		69,437
Intangible assets	–	–		–	–	1,296	(h)	1,296
	509,293	19,784		529,077	342,626	(1,106)		341,520
Liabilities and Shareholders' Equity								
Accounts payable and accrued liabilities	43,128	–		43,128	32,797	940	(c)	33,737
Other current liabilities	44,480	–		44,480	39,721	–		39,721
Employee future benefits	4,493	3,761	(h)	8,254	5,379	7,114	(h)	12,493
Other long-term liabilities	108,639	–		108,639	116,514	–		116,514
Capital stock	167,093	169,628	(a)	321,177	335,512	(1,082)	(c)	319,794
		(1,082)	(c)			(14,206)	(e)	
		(14,206)	(e)			(430)	(i(1))	
		(458)	(i(1))					
		(2)	(i(1))					
		48	(i(2))					
		156	(i(3))					
Warrants	8,561	–		8,561	8,561	–		8,561
Contributed surplus	793	3,300	(a)	3,959	3,300	(28)	(i(1))	3,476
		(134)	(i(1))			48	(i(2))	
						156	(i(3))	
Retained earnings (deficit)	139,795	(172,928)	(a)	(7,224)	(189,663)	142	(c)	(177,666)
		316	(b)			13,471	(e)	
		1,082	(c)			(1,458)	(f)	
		(17)	(d)			(412)	(g)	
		13,614	(e)			458	(i(1))	
		(1,196)	(f)			(48)	(i(2))	
		11,720	(g)			(156)	(i(3))	
		458	(i(1))					
		136.	(i(1))					
		(48)	(i(2))					
		(156)	(i(3))					
Cumulative translation adjustments	(7,689)	7,689	(j)	–	(9,495)	9,495	(j)	–
Accumulated other comprehensive income	–	1,000	(d)	(1,897)	–	203	(d)	(15,110)
		8,553	(g)					
		(3,761)	(h)			(5,818)	(h)	
		(7,689)	(j)			(9,495)	(j)	
	509,293	19,784		529,077	342,626	(1,106)		341,520

Consolidated Statements of Operation

(Expressed in thousands of Canadian dollars, except for per share information)

	2006	2005 (restated-see note 2)	2004 (restated-see note 2)
Net earnings as shown in the consolidated financial statements under Cdn. GAAP	156,530	14,023	3,336
Additional (expense) income:			
Adjustment to recognize revenue net of costs at Langlois mine (b)	349	–	–
Adjustment for depreciation and depletion at Langlois mine (b)	(33)	–	–
Adjustment relating to flow-through shares (c)	940	142	–
Adjustment to mark-to-market short-term investments (d)	(17)	–	–
Adjustment to depletion in connection with shares issued to promoters or shareholders (e)	143	293	261
Adjustment relating to depreciation and depletion (f)	262	404	268
Adjustment to mark-to-market long-term investments (g)	–	(2,852)	–
Adjustment to mark-to-market embedded option in long-term investments (g)	12,132	–	2,348
Adjustment for interest on long-term investments (g)	–	–	92
Adjustment stock-based compensation (i(1))	136	–	–
Net earnings (loss) under U.S. GAAP	**170,442**	**12,010**	**6,305**
Basic earnings (loss) per share under U.S. GAAP	$0.44	($0.03)	$0.02
Diluted earnings per share under U.S. GAAP	$0.40	$0.03	$0.02
Effect of U.S. GAAP adjustments on basic earnings (loss) per share	$0.07	($0.01)	$0.01

Consolidated Statements of Operations Presentation

Under U.S. GAAP, the measure "Contribution from mining activities" is not a recognized term and would therefore not be presented. "Contribution from mining activities" when adjusted for the items in the table below is comparable to the terminology "Earnings from operations" under U.S. GAAP.

The following table reconciles "Contribution from mining activities under Cdn. GAAP" to "Earnings from operations under U.S. GAAP".

(Expressed in thousands of Canadian dollars)	2006	2005 (restated-see note 2)	2004 (restated-see note 2)
Contribution from mining activities under Cdn. GAAP	168,533	29,619	28,538
General and administrative	(14,047)	(9,475)	(10,812)
Exploration costs	(9,973)	(2,915)	(2,097)
Write-down of mineral properties and fixed assets	–	(879)	(1,178)
Other non-producing property income (costs)	9,581	(9,035)	(8,638)
Aggregate adjustments for U.S. GAAP (excluding adjustment relating to flow-through shares)	12,972	(2,155)	2,969
Earnings from operations under U.S. GAAP	**167,066**	**5,160**	**8,782**

For U.S. GAAP purposes, the components of non-operating income (loss) are as follows:

(Expressed in thousands of Canadian dollars)	2006	2005	2004
		(restated-see note 2)	(restated-see note 2)
Interest and financing	(4,990)	(1,284)	(509)
Investment and other income	8,162	2,595	843
Loss on gold loan	(1,232)	(1,787)	–
Foreign exchange gain (loss)	(761)	198	(2,240)
Adjustment relating to flow-through shares (c)	940	142	–
Non-operating income (loss) for U.S. GAAP	**2,119**	**(136)**	**(1,906)**

The following table reconciles "Net earnings under U.S. GAAP" to "Comprehensive income under U.S. GAAP".

(Expressed in thousands of Canadian dollars)	2006	2005	2004
		(restated-see note 2)	(restated-see note 2)
Net earnings under U.S. GAAP	170,442	12,010	6,305
Adjustment relating to unrealized gains on short-term investments (d)	1,000	203	1,253
Adjustment relating to unrealized gains on long-term investments (g)	8,553	–	–
Change in cumulative translation adjustment account (j)	1,806	(2,289)	(4,817)
Adjustment to recognise pension and other post-retirement liabilities (h)	–	(5,818)	(510)
Comprehensive income under U.S. GAAP	**181,801**	**4,106**	**2,231**

There are no differences in cash flow provided from operating activities, financing activities and investing activities as presented in the statements of cash flow under Cdn. and U.S. GAAP except as follows. Under U.S. GAAP the determination of cash provided from operating activities would reflect the net earnings (loss) under U.S. GAAP (as opposed to Cdn. GAAP) with appropriate adjustments to non-cash items and non-cash working capital items with respect to adjustments disclosed in the balance sheet and statement of operations schedules above to arrive at the same cash flow from operating activities amount under both Cdn. and U.S. GAAP. Also, the sub-total within the caption "Non-cash items" under "Operating Activities" is not permitted; therefore the reader should disregard the sub-total of ($7,977,000), $31,137,000 and $32,612,000 for 2006, 2005 and 2004, respectively for U.S. GAAP purposes. As well, changes in restricted cash would be shown as an investing activity rather than a financing activity.

Differences between Cdn. GAAP and U.S. GAAP

a) Reduction in share capital

Under Cdn. GAAP, a company is permitted to eliminate or reduce its deficit against contributed surplus and share capital. The Company reduced its deficit by $172,928,000, which was equal to the accumulated deficit as at December 31, 2005 prior to the change in accounting policy (note 2). Also, capital stock was reduced by $169,628,000 and contributed surplus was reduced by $3,300,000. For U.S. GAAP purposes the elimination of the deficit was reversed as this is not permitted under U.S. GAAP.

(1) As a result of applying the modified prospective method for U.S. GAAP, the stock-based compensation recognized under Cdn. GAAP prior to 2004 of $458,000 has been reversed against contributed surplus by $410,000 and capital stock by $48,000 as, under U.S. GAAP, recognition is not required for options granted before January 1, 2004. In 2006, the value of options exercised of $28,000 (2005 - $382,000) was transferred from contributed surplus to capital stock. As permitted under Cdn. GAAP the Company chooses not to estimate forfeitures at the grant date when calculating the stock-based compensation expense. For U.S. GAAP an estimated forfeiture of 10.9% was used to calculate the stock-based compensation expense. Accordingly, the Company recorded an increase in earnings of $136,000 (2005 and 2004 - $Nil), a reduction of contributed surplus of $134,000 (2005 - $Nil) and a reduction of capital stock of $2,000 (2005 - $Nil). The fair value at grant date of stock options is estimated using the Black-Scholes option-pricing model. Compensation expense is recognized over the stock option vesting period.

(2) Under U.S. GAAP, options granted to non-employees would be fair valued and accounted as compensation expense. Under present Cdn. GAAP, effective January 1, 2002, options can be valued under either the intrinsic value method or the fair value method. In accordance with Cdn. GAAP in effect prior to January 1, 2002, the Company did not recognize compensation expense for options granted to non-employees. For purposes of determining the compensation expense under U.S. GAAP, the fair value of the options of $48,000 was estimated on the balance sheet date using Black-Scholes option-pricing model.

(3) During 2001, as part of an employment agreement with a former senior personnel, the Company had granted stock options to this individual, which fully vested on the date of the grant. The Company has accounted for the options in accordance with the Company's Accounting Policy for stock options at that time. Under U.S. GAAP the direct award of the stock was accounted for at the fair value of $156,000 on the date of the award using Black-Scholes option-pricing model.

j) Cumulative translation adjustment account

Under Cdn. GAAP, the unrealized translation gains and losses on the Company's net investment in self-sustaining operations translated using the current rate method accumulate in a separate component of shareholders' equity described as "Cumulative translation adjustment" on the consolidated balance sheet. Under U.S. GAAP, these unrealized foreign exchange gains and losses would not accumulate in a separate component of shareholders' equity but rather as an adjustment to other comprehensive income.

k) Accounts payable and accrued liabilities

Included in accounts payable and accrued liabilities under U.S. GAAP are amounts for accounts payable and accrued expenses, respectively, as follows:

($000's)	**2006**	2005
Accounts payable	24,105	16,266
Payroll and severance accrual	8,462	8,129
Interest payable	4,511	764
Mark-to-market of metal forward sale and call options	–	3,552
Premium paid on flow-through shares	–	940
Other accruals	6,050	4,086
	43,128	**33,737**

l) Comprehensive income (loss)

Under SFAS No. 130, "Reporting Comprehensive Income", all components of comprehensive income (loss) are to be reported in the period in which they are recognized. An entity must classify items of other comprehensive income by their nature in a financial statement and disclose the accumulated balance of other comprehensive income separately from retained earnings (deficit) and additional paid in capital. The accumulated comprehensive loss for 2006 is $1,897,000 (2005 - $15,110,000) and the other comprehensive income for 2006 is $181,801,000 (2005 - $4,106,000; 2004 - $2,231,000).

Effective January 1, 2007 Cdn. GAAP under S1530 will adopt a similar standard to SFAS No. 130, see note 1.

m) Income and mining taxes

For Cdn. GAAP the income tax valuation allowance applied to deferred tax assets is $226,417,000. Under U.S. GAAP the tax effect of the changes to earnings reduces the income tax valuation allowance by $5,030,000 (2005 - $Nil) to $221,387,000.

n) Recent accounting pronouncements

U.S. Standards

FIN 48, "Accounting for Uncertainty in Income Taxes", clarifies accounting for income taxes by prescribing a minimum recognition threshold a tax benefit is required to meet before being recognized. A company would be required to recognize the best estimate of a tax position if that position is more likely than not of being sustained upon examination, based solely on the technical merits of the position. This change is effective beginning in 2007. The Company has not yet determined the impact of adopting FIN 48.

SFAS 157, "Fair Value Measurements" ("FAS 157") issued in September 2006 defines fair value, establishes a framework for measuring fair value of assets and liabilities, and expands disclosures about fair value measurements. FAS 157 applies whenever other standards require or permit assets or liabilities to be measured at fair value. FAS 157 does not expand the use of fair value in any new circumstances. FAS 157 is effective for fiscal years beginning after November 15, 2007 and should be applied prospectively. The Company has not yet determined the impact of adopting SFAS 157.

Corporate Information

Directors

Garth A. C. MacRae [1,2,3,4]
Chairman

Donald K. Charter [2,4]

Grant A. Edey [1,5]

Jonathan C. Goodman [5]

Ned Goodman

George E. Pirie [5]

A. Murray Sinclair, Jr. [1,2,4]

[1] Member of Audit Committee
[2] Member of Compensation Committee
[3] Member of Hedging Committee
[4] Member of Corporate Governance and Nominating Committee
[5] Member of Environmental, Health and Safety Committee

Officers

George Pirie
President and Chief Executive Officer

Dave Langille
Vice President, Finance & Chief Financial Officer

Bill Heath
Executive Vice President

Jason Stevens
Executive Vice President, Legal and Corporate Affairs & Secretary

Bert Boivin
Vice President, Canada

Bob Carreau
Vice President, Environment

Dr. Bob Cuttriss
Vice President, Technical Services

Daniel Goffaux
Vice President, Latin America

Steven Hayes
Vice President, Commercial

Torben Jensen
Vice President, Engineering

Wes Roberts
Vice President, Corporate Development

Ann Wilkinson
Vice President, Investor Relations and Assistant Secretary

Leroy A. Fong
Controller

Corporate and Registered Office

95 Wellington Street West
Suite 950
Toronto, ON
M5J 2N7

Tel: (416) 363-4798 Fax: (416) 363-1315

E-Mail: investorinfo@breakwater.ca

Shares and Warrants

Toronto Stock Exchange (TSX)
Symbols - BWR & BWR.WT

Website

www.breakwater.ca

Transfer Agent and Registrar

Computershare Investor Services Inc.
100 University Ave.
9th Floor
Toronto, ON
M5J 2Y1

North America Toll-free
Tel: (800) 564-6253 Fax: (888) 453-0330

International
Tel: (514) 982-7555 Fax: (416) 263-9524

E-Mail: service@computershare.com
www.computershare.com

Co-Transfer Agents

Computershare Investor Services Inc.
510 Burrard Street
2nd Floor
Vancouver, BC
V6C 3B9

Computershare Trust Company N.A.
350 Indiana Street
Suite 800
Golden, Colorado
U.S.A. 80401

Tel: (303) 262-0600 Fax: (303) 262-0603

Printed in Canada using vegetable based inks on chlorine-free paper which is 100% recyclable.




Production
Walter J. Mishko & Co. Inc.

Design
Goodhoofd Inc.


BREAKWATER
RESOURCES LTD

www.breakwater.ca

END